GUILDHALL MINERALS LTD.

FORM 2OF

REGISTRATION STATEMENT

U.S. SECURITIES & EXCHANGE

COMMISSION

2007

UNITED STATES

SECURITIES AND  EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

FORM 20-F

[X]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE   SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………………….

For the transition period from

_______________to_________________

Commission file number _________________________________

  GUILDHALL MINERALS LTD

(Exact name of Registrant as specified in its charter)

________________________________________________________________________________________________

(Translation of Registrant’s name in English)

_ Canada________________________________________________________________________________________

(Jurisdiction of incorporation or organization)

             Suite 320 – 1100 Melville Street, Vancouver, BC, Canada V6E 4A6

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

Nil

Nil

Securities registered or to be registered pursuant to Section 12(g) of the Act.

____________Common Shares without par value._____________________________________________________

(Title of Class)

SEC 1852 (12-05)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

___Nil____________________________________________________________________________________________

(Title of Class)

Indicate the number of outstanding shares of each of he issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

 Common Shares

As of December 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  [  ] No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[  ]Yes   No

Indicate by check mark which financial statement item the registrant has elected to follow.

[X] Item 17         Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                  Yes  [  ] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.                          Yes   No

NOTE:

A.

That all reference to monies herein are to Canadian dollars unless otherwise specifically indicated.

B.

Various other documents which have been published and/or filed and which are referred to herein are incorporated herein for reference.

FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in this Registration Statement and in any other statement made by, or on behalf of, the Company, whether or not in future filings with the United States Securities Exchange Commission.  Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.  Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, with respect to future business decisions, are subject to change.  See “Item 3, Key Information – c. Risk Factors”.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company.  The Company disclaims any obligation to update forward looking statements.

July 25, 2007

PART 1

Guildhall Minerals Ltd. is referred to in this Registration Statement as “Guildhall” or “the Company”

1.

IDENTITY of DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

(a)

Directors and senior management

Michael Mortlock Duncan Laidlaw – Director, President and Chief Executive Officer

Carl Roland Jonsson – Director and Secretary

Peter Braden Hill – Director

Glen Colin Macdonald – Director

Terence Kwan – Director and Chief Financial Officer

(b)

Auditors

The Company’s Auditors are Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, of  1700 – 1140 West Pender Street, Vancouver, BC, Canada  V6E 4G1.  The Auditors are members of the Institute of Chartered Accountants of British Columbia and are registered with the Canadian Public Accountability Board and the United States Public Company Accounting Oversight Board.

2.

OFFER STATISTICS AND TIMETABLE

Not applicable as no offering is being made.

3.

KEY INFORMATION

1.

Selected Financial Data

Table 3 A shows the applicable selected financial data for the 5-year period 2003 to 2007 in Canadian Generally Accepted Accounting Principles.*

Table 3 A (i) shows the applicable selected financial data for the 5-year period 2003 to 2007 in United States Generally Accepted Accounting Principles.*

Table 3 A (ii) shows the US$ exchange rates against the Canadian $ for each of the 5-year periods indicated, for the period end and average exchange rate and the range of high and low rates for each year and the high and low exchange rates for the individual last six months ending June 30, 2007.

*The figures in Tables 3A and 3A(i) are as of the Company’s March 31 fiscal year end in each year.

Table 3A - Selected Financial Information - Canadian Generally Accepted Accounting Principles

	2007	2006	2005	2004	2003
Financial - $ Thousands Cdn except per share amounts
Revenue from Operations	-	-	-	-	-
Gross Profit (Loss)	-	-	-	-	-
Expenses (General, Administration, Interest, Amortization)	$268	$123	$84	$116	$361
Net Income (Loss) for continuing operations	($216)	($112)	($84)	($116)	-
Income(loss) from discontinued operations	-	-	-	-	($473)
Net Income (Loss) for the Year after discontinued operations	($216)	($112)	($84)	($116)	($473)
Cash	$176	$80	$25	-	$4
Current Assets	-	$2	-	-	-
Total Assets	$208	$142	$25	-	$4
Current Liabilities	$128	$739	$486	$402	$289
Long Term Liabilities	-	-	-	-	-
Working Capital (Deficiency)	$47	($657)	($461)	($402)	($285)
Shareholders’ Equity	$80	($597)	($461)	($402)	($285)
Total Capital Expenditures (including Mineral Properties)	$3	$8	-	-	$41
Expenditures on Mineral Properties	$12	$52	-	-	-
Financing Raised	$183	$176	$25	-	$155
Dividends Declared	Nil	Nil	Nil	Nil	Nil

Share Information

Market Capitalization ($ Thousands)	*	*	*	*	*
Shares Outstanding (Thousands)	3,662	3,662	4,162	4,162	3,590
Warrants & Options (Thousands)	115	115	457	637	555
Earnings (Loss) per Share	($0.03)	($0.02)	($0.03)	($0.13)	($0.04)

*Market capitalization figures are not available for the earlier years indicated.  As noted elsewhere herein, the shares of the Company were cease-traded as of the fiscal year end dates in 2004, 2005 and 2006.  At the 2003 and 2002 fiscal year ends the preconsolidation shares were trading.

Table 3A (i) - Selected Financial Information - United States Generally Accepted Accounting Principles

	2007	2006	2005	2004	2003
Revenue from Operations	-	- --_	-	-	-
Gross Profit (Loss)	-	-	-	-	-
Expenses (General and Administration, Interest and Amortization)	-	$171	$84	$116	$361
Net Income (Loss) from continuing operations	-	($171)	($84)	($116)	-
Net Income (Loss) from discontinued operations	-	-	-	-	($473)
Net Income (Loss)	-	($171)	($84)	($116)	($473)
Total Comprehensive Loss	-	($171)	($84)	($116)	($473)
Cash	$176	$80	$25	-	$4
Current Assets	-	$2	-	-	-
Total Assets	$208	$82	$25	-	$4
Current Liabilities	$128	$739	$486	$402	$289
Long Term Liabilities	-	-	-	-	-
Working Capital (Deficiency)	-	($687)	($461)	($402)	($285)
Shareholders’ Equity (Deficiency)	-	($657)	($461)	($402)	$41
Total Capital Expenditures (including Mineral Properties)	-	$8	-	-	-
Expenditures on Mineral Properties	-	$52	-	-	-
Financing Raised	-	$176	-	-	-
Deemed Dividends	-	-	-	-	-
Share Information
Market Capitalization ($ Thousands)	$2,797	*	*	*	*
Shares Outstanding (Thousands)	$11,982	3,662	3,662	4,162	4,162
Warrants & Options (Thousands)	$4,489	115	115	457	637
Basic and Diluted Net Income (Loss) per Share		($0.04)	($0.02)	($0.03)	($0.13)

*Market capitalization figures are not available for the 4 earlier years as is noted above.

Table 3A (ii) - Summary of Exchange Rates for the 5-year Period - 2002 to 2006

The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year as supplied by the Bank of Canada.

Exchange Rate	2006	2005	2004	2003	2002
Rate at the End of the Period (1)	1.1654	1.1630	1.2020	1.2965	1.5591
Average Rate (2)	1.342	1.2114	1.3000	1.4015	1.5703
High Rate (1)	1.1794	1.2585	1.3957	1.5777	1.6033
Low Rate (1)	1.0948	1.1630	1.1759	1.2839	1.5276

Notes:

(1)

The rate of exchange is the Bank of Canada closing rate for the period.

(2)

The average rate means the average of the exchange rates during the year.

The high and low rates of exchange for each of the 6 months from January 2007 to June 2007 are as follows:

	Jan. 2007	Feb. 2007	March 2007	April 2007	May 2007	June 2007
Closing	1.177	1.1698	1.1546	1.1067	1.0699	1.0634
Average	1.1572	1.1488	1.1574	1.1326	1.0917	1.0648
Hi	1.1848	1.1878	1.1817	1.1584	1.1135	1.0716
Low	1.163	1.1563	1.15	1.1067	1.0699	1.0580

C.

Risk Factors

An investment in the securities involves a high degree of risk.  Investors need to carefully consider the following risk factors, in addition to the other information contained in this section “C” and the Exhibits hereto.

(a)

Industry Competition

The mining industry is a highly diverse and competitive international business.  The selection of geographic areas of interest are only limited by the degree of risk a company is willing to accept by the acquisition of  properties in emerging or developed markets and/or prospecting in explored or virgin territory.  Mining by its nature, is a competitive business with the search for fresh ground with good exploration potential and the raising of the requisite capital to move projects forward to production.  Globally the mining industry is prone to cyclical variations in the price of the commodities produced by it, as dictated by supply and demand factors, speculative factors and industry-controlled marketing cartels.  Nature provides the ultimate uncertainty with geological and occasionally climatic surprises. Commensurate with the acceptance of this risk profile is the potential for high rewards.

(b)

Exploration and Development

The exploration, and development of, and the production from mineral deposits is potentially subject to a number of political, economic and other risks.  Exploration, development and production activities are potentially subject to political, economic and other risks, including:

-

cancellation or renegotiation of contracts;

-

changes in local and foreign laws and regulations;

-

changes in tax laws;

-

delays or refusal in granting prospecting permissions, mining authorizations and work permits for foreign management staff;

-

environmental controls and permitting

-

expropriation or nationalization of property or assets;

-

foreign exchange controls;

government mandated social expenditures;

-

import and export regulation, including restrictions on the sale of their production in foreign currencies;

-

industrial relations and the associated stability thereof;

-

inflation of cost that is not compensated for by a currency devaluation;

-

requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, possibly which the foreign company must subsidize;

-

restrictions on the ability of local operating companies to sell their production for foreign currencies, and on the ability of such companies to hold these foreign currencies in offshore and/or local bank accounts;

-

restrictions on the ability of a foreign company to have management control of exploration and/or development and/or mining operations;

-

restrictions on the remittance of dividend and interest payments offshore;

-

retroactive tax or royalty claims;

-

risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism;

-

royalties and tax increases or claims by governmental entities;

-

unreliable local infrastructure and services such as power, communications and transport links;

-

other risks arising out of foreign sovereignty over the areas in which Guildhall’s operations are conducted.

Such risks could potentially arise in any country in which Guildhall operates.  Consequently, Guildhall’s exploration, development and production activities may be substantially affected by factors beyond Guildhall’s control, any of which could materially adversely affect Guildhall’s financial position or results from operations. Furthermore, in the event of a dispute arising from such activities, Guildhall may be subject to exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

(c)

History of Losses; Accumulated Deficit; No Assurance of Revenue or Operating Profit

Since the Company’s incorporation it has recorded a loss in every year.  As at March 31, 2007 the accumulated deficit was $9,895,552.  Write-downs on capital assets and mineral properties by Guildhall are typical for the mineral exploration industry.  Guildhall’s policy is to review the carrying value of assets relative to current market conditions on an annual basis.

There is no assurance that the Company will ever realize any revenues or operating profits.

(d)

Fluctuating Minerals Prices and Foreign Currency Exchange Rates

As Guildhall’s activities primarily relate to the exploration, development and production of minerals the fluctuating World prices for such minerals have a significant potential effect on the Company’s future activities and the potential profitability of any of its minerals production activities.  There is never any assurance, when activities are undertaken, or production operations are commenced, that the World price of the minerals involved will continue at a sufficiently high price to justify the ongoing activities or the continuation of the production.

Most costs incurred by the Company in its exploration, development and production activities in southern Africa have to be paid in local currencies.  However, mineral prices are generally quoted in United States dollars.  The profitability of any production operations of the Company and the potential profitability of its exploration and development activities will therefore be seriously affected by adverse changes in the currency exchange rates.

(e)

Need for Additional Funds

Guildhall’s plans for ongoing and increased activity will require funding in excess of its current funds on hand.  There is no assurance that all of the required additional funding can be raised.

The primary method by which the Company will seek to raise additional financing is by the private sale of shares in its capital.  The Company has 4,160,200 share purchase warrants outstanding which are exercisable at $0.15 per share until various dates in December, 2007 and January, 2008.  If the warrants are fully exercised the Company will receive proceeds of $624,030.  There is no assurance that any of the share purchase warrants will be exercised.

(f)

Dependence upon Key Personnel

Guildhall’s success depends (i) on the continued contributions of its directors, executive officers, management and consultants, and (ii) on Guildhall’s ability to attract new personnel whenever Guildhall seeks to implement its business strategy.   There is no assurance that the Company will always be able to locate and hire all of the personnel that it may consider that it requires.  The Company, where it considers it appropriate, engages consulting and service companies to undertake some of the work function.

(g)

Absence of Dividends

The Company has never paid or declared any dividends.

(h)

Possible Volatility of Share Price

Market prices for mining company securities, by their nature, are volatile. Factors, such as rapidly changing commodity prices, political unrest globally and in countries where Guildhall operates, speculative interest in mining stocks etc. are but a few factors affecting the volatility of the share price.

4

INFORMATION ON THE COMPANY

The purpose of this standard is to provide information about the company’s business operations, the products it makes or the services it provides, and the factors that affect the business. The standard also is intended to provide information regarding the adequacy and suitability of the company’s properties, plants and equipment, as well as its plans for future increases or decreases in such capacity.

A.

History and Development of Guildhall

Guildhall was incorporated on September 30, 1968 pursuant to the British Columbia Company Act in British Columbia, Canada under the name Tanzilla Explorations Ltd. (N.P.L.).  It underwent a number of name changes effective as of the following dates:

-

Regis Development Corporation –June 28, 1974

-

Manus Industries Inc. – January 10, 1992

-

Consolidated Manus Industries Inc. – November 10, 1992

-

Westmount Resources Ltd. – February 8, 1996

-

Mt. Tom Minerals Corp. – May 20, 1998

-

Global Net Entertainment Corp. – October 21, 1999

The name of the Company was changed to its current name, Guildhall Minerals Ltd., effective February 21, 2006.  For the period prior to 2000 the Company was under entirely different management.

B.

Business Overview

The Company, between its incorporation in 1974 and the end of 2004, engaged in various business activities and mineral exploration activities, all of which were abandoned and terminated as being not successful or offering a potential for profit.  Since the beginning of 2005 the Company has negotiated and signed option agreements on two British Columbia, Canada mineral properties:

(a)

Stellar Property.  On March 8, 2005 the Company entered into an Option Agreement pursuant to which it could acquire a 100% ownership in a block of mineral claims in British Columbia.  The Company paid the initial $17,500 required – and conducted a small programme of exploration.  As it concluded the results of the exploration programme did not justify further work on the property it has advised the owner that it wishes to terminate the Option Agreement and return the titles to the claims to the owner.  On July 16, 2007 the Company gave a 30-day termination notice to the owner of the claims.

(b)

Bridges Property.  On February 20, 2007 the Company entered into an option agreement with the owner (“Optionor”) of the Bridge mineral claim pursuant to which it can acquire a 100% ownership interest in the claim – attached as Exhibit 4.  The option calls for:

(a)

the payment to the Optionor of $2,500 upon the execution of the Agreement – which was paid in February, 2007;

(b)

the issuance to the Optionor of 400,000 shares as follows:

(i)

100,000 shares upon the acceptance of the Agreement by the TSX Venture Exchange – which were issued March 2007);

(ii)

100,000 shares on or before February 15, 2008;

(iii)

100,000 shares on or before February 15, 2009;  and

(iv)

100,000 shares on or before February 15, 2010;

(c)

the expenditure on or in relation to exploration work on or relating to the claim not less than the following amounts (total of $250,000) on or before the following dates:

(i)

$50,000 on or before February 15, 2008;

(ii)

an aggregate cumulative total of not less than $150,000 on or before February 15, 2009;

(iii)

an aggregate cumulative total of not less than $250,000 on or before February 10, 2010;

(d)

the issuance of 200,000 shares within 60 days after the receipt by the Company of a positive feasibility study.

The Optionor retains the rights to a Net Smelter Return of 2.5% but the Company has the right to purchase up to 1.5% of the NSR from the Optionor at a cost of $500,000 for each 0.5% NSR purchased.

The Company is considering engaging a geologist to recommend an exploration programme on the Bridge claim.  To date no work has been conducted on the Bridge claim by the Company and the Company does not, at the date hereof, have any specific plans to conduct work on the Bridge claim.

The Bridge property consists of a single mineral claim covering 450 hectares (approximately 1,111.5 acres).  It is located near the village of Goldbridge, approximately 150 kilometers (95 miles) northwest of Vancouver, British Columbia, Canada.  The property is located in an area which has a history of gold mineralization and some gold production.  The property was optioned by the Company due to its potential for hosting gold mineralization.

Canada
BRIDGES PROPERTY
United States

Bridges Property - North America Location Map

Lillooet Mining Division British Columbia, Canada March 26, 2001	*(Not to Scale)*

5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A

Operating Results

A discussion on the ‘Operations’ is shown in Item 4.B above.  Discussions of the   “Financial Results and Liquidity” are in Guildhall’s 2007 “Management Discussion and Analysis” attached as Exhibit 15.b.

Reference is made to Note 9 to the March 31, 2007 audited financial statements for a description of the impact of the difference between Canadian and U.S. accounting principles on the operations of Guildhall.

The most critical accounting policies for Guildhall under Canadian and US GAAP are:

1.

Measurement Uncertainties

Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of mineral resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs. The amount ultimately recovered could be materially different than the estimated values.

2.

Capital Assets

Non-Producing Assets

The Company records non-producing assets at cost less write downs.  At the time of commercial production, the assets will be reclassified as producing. During non-producing periods, no amortisation is recorded.

3.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by Guildhall, or through its participation in joint ventures, are capitalized until such time as either economically recoverable reserves are established, or the properties are sold or abandoned.

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that Guildhall will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves, or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

However US GAAP requires that mineral properties with no proven resources be reflected as expenses in the period incurred.

B

Liquidity and Capital Resources

A discussion of Guildhall’s ‘Liquidity and Capital Resources’ is contained in the 2007 "Management Discussion and Analysis” attached as Exhibit 15.b.

Reference is also made to the Section 3 D above, titled “Risk Factors” for further information concerning liquidity and capital resources.

Reference is made to the “Comments by Auditors for U.S. Readers on Canada-US Reporting Conflict” and Note 9 to the 2007 Annual Financial Statements.

C

Research and Development

Guildhall has carried out no work on research and development over the past 3 years.  Guildhall does not have specific research and development policies.

D

Trend Information

The extent and nature of the Company’s operations - being focused on minerals exploration, development and production - are very dependent on the world-prices of the minerals on which the Company is focused.  Also, because the Company’s efforts are in various foreign countries, the exchange rates for the currencies of those countries is material to the Company’s work in those countries.

E.

Off-balance sheet arrangements

The company has no off-balance sheet arrangements.

F.

Disclosure of Contractual Obligations

 The company does not have any significant long-term contractual obligations or commercial commitments other than its responsibilities pursuant to the two option agreements described in Item 4B.

6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A

Directors and Senior Management

Name and present office held	Offices held with the Company	Principal business activities outside the Company
Michael Laidlaw Age 71 320 – 1100 Melville St. Vancouver, BC V6E 4A6 Canada	President, Director and Chief Executive Officer. Director since September , 1999	Semi-retired, managing own investments; acting part-time as the President and CEO of the Company
Carl R. Jonsson Age 72 1710-1177 W. Hastings St. Vancouver, BC V6E 2L3 Canada	Director and Secretary since September, 2000.	Principal/partner of Vancouver law firm Tupper Jonsson & Yeadon, Solicitors for the Company; director of various public companies
Terence Kwan, C. A. Age 60 11th Floor, 595 Burrard St. Vancouver, BC V7X 1C4 Canada	Director and Chief Financial Officer since February, 2007	Vice-president and Investment Advisor of a Vancouver based securities brokerage firm, Global Securities Corporation.

Peter B. Hill Age 71 1016 – 470 Granville St. Vancouver, BC V6C 1V5 Canada	Director since May, 2005	Semi-retired, managing own investments; director of various companies
Glen Macdonald Age 59 420 – 625 Howe St. Vancouver, BC V6C 2T6 Canada	Director since July, 2005	Self-employed as consulting geologist

The following additional information is provided with respect to the Directors and Officers of the Company.  All of the Directors and Officers perform their services for the Company only on a part-time basis.

Michael M. Laidlaw – Director, President and Chief Executive Officer

Mr. Laidlaw was a member of the London Stock Exchange from 1964 to 2000.  He was a partner and managing director of old established brokerage houses, Giles & Overbury Limited and Vivan Gray & Co., in London, England, for most of his working life and in this capacity managed Funds and raised several hundred million dollars.  Since emigrating to North America he has sat on the Boards of numerous North American companies.  He has been associated with Guildhall as a Director and, subsequently President and CEO, since 1999.  Mr. Laidlaw is a director of Mortlock Ventures Inc., which trades in the U.S. on the OTC Bulletin Board.

Carl Jonsson, LL B- Director, Secretary and Chief Financial Officer

Mr. Jonsson is a lawyer and has been associated with the resource industry for over 30 years.  In his legal practice he has specialized in securities and corporate work. He has been a Director and the Secretary of Guildhall since September, 2000.  He also acts as the Company’s lawyer.  Mr. Jonsson resides in Vancouver, British Columbia, Canada and is a principal of the law firm Tupper, Jonsson and Yeadon.  Mr. Jonsson sits on the board of directors of several companies in Canada, including, Acrex Ventures Ltd., Bonterra Energy Income Trust, Comet Industries Ltd., Dolly Varden Resources Inc., Earthworks Industries Inc.  (Secretary only) and Comaplex Minerals Corporation.

Peter Hill – Director

Mr.  Hill started his involvement in the stock brokerage business as a 50% owner of a small London, England stock brokerage firm.  Following his return to Canada he was a director and/or officer of various stock brokerage firms in Toronto, Canada, and for a few years, was a 100% owner of a Toronto stock brokerage firm which was a member of the Toronto Stock Exchange.  He was the founding chairman of Global Television in Canada.  Since moving to Vancouver, Canada in 1986 he has been involved in numerous and varied businesses in various capacities.

Glenn Macdonald  - Director

Mr. Macdonald graduated from the University of British Columbia, in Vancouver, Canada, with BA (Econ.) and BSc. (Geology) degrees in 1971 and 1973 respectively.  Mr. Macdonald has experience in mid-sized mine operations (underground geologist) and management experience as Exploration Manager for major mining companies.  Since 1983 he has worked as an independent geological consultant for both junior and major mining companies on four continents, and has assisted in management of projects, some with annual budgets exceeding $15,000,000.  Mr. Macdonald has been a director of several public resource companies.  He is a member of two Professional Associations.

Terence Kwan  - Director and Chief Financial Officer

Mr. Kwan holds a Bachelor of Commerce Degree from the University of British Columbia and is a Chartered Accountant.  He has over 30 years of experience with both public and private companies working in the mineral exploration field, restaurant and entertainment, retail and securities industries in Canada.  He has been a licensed securities broker in British Columbia for in excess of 15 years.  He is presently Vice-President and an Investment Advisor (and was formerly the Chief Financial Officer) of Global Securities Corp.

Family Relationships:

There are no known family relationships between the officers, key employees and directors.

Arrangements, Understandings, etc.

To the best knowledge of Guildhall, there are no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above, was selected as a director or member of senior management.

B.

Compensation

The Company’s President and Chief Executive Officer, Michael Laidlaw, receives $2,500 per month in fees for his part-time management of the Company.

Carl R. Jonsson is a principal of the law firm of Tupper Jonsson & Yeadon in Vancouver, British Columbia – which acts as the Company’s lawyers.  Mr. Jonsson’s time is supplied through the law firm and he accordingly indirectly benefits from fees paid to the law firm.

Terence Kwan acts as the Company’s accountant and receives fees of $3,000 per month.

Glen Macdonald is paid professional fees on an occasional basis when he performs geological professional services for the Company.

C

Board Practices

The directors all hold their positions for an indefinite term, subject to re-election at each annual general meeting of the shareholders.  The officers hold their positions subject to being removed by resolution of the Board of Directors.   The term of office of each Director expires as of the date that an Annual General Meeting of the shareholders is held - subject to the re-election of the Directors at such Annual General Meeting.

There are no service contracts between Guildhall and any of the Directors of Guildhall or its subsidiaries except for the engagement of Guildhall’s president and CEO through a management and administrative agreement dated December 31, 2006.

The Company’s Audit Committee is comprised of Directors Carl R. Jonsson, Glen Macdonald and Peter Hill.  The Company does not have any other Directors’ Committees.

Terms of reference of the Audit Committee are given in the Charter of the Audit Committee.  The Charter of the Audit Committee is attached as Exhibit 15.c.

D

Employees

The Company has not had any employees during the past three years.

E

Share Ownership

(a)

The direct and indirect shareholdings of the Company’s Directors and Officers are as follows:

Shares

Michael Laidlaw

146,640

Carl Jonsson

126,640

Peter Hill

  46,000

Glen Macdonald

210,000

Terence Kwan

    6,000

TOTAL:

585,280

All of the shares held by the Directors are voting common shares and do not have any different voting or other rights than the other outstanding common shares of the Company.  Their aggregate shareholdings amount to 4.8% of the Company’s issued shares.

(b)

The Company does not have any share purchase options outstanding.

7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Significant shareholders

To the best of Guildhall's knowledge, as of June 30, 2007 there are no shareholders of the Company which beneficially own, directly or indirectly, or exercise control or direction over more than 5% of the voting shares of Guildhall.

The only shares issued by Guildhall are common shares.  Although Guildhall has an unlimited number of preferential shares available for issue, none of these have yet been issued. Guildhall’s major shareholders have the same voting rights as the other shareholders of Guildhall.

To the best of the knowledge of Guildhall, the portion of the common shares of Guildhall is held in the following geographic locations:

Geographic Area	Number of Shares Held	Percentage of Shares Issued
Canada	11,989,312	98.57
U.S.	172,191	1.42
Other Countries	1,200	0.01

On June 30, 2007 there were 255 recorded holders of the Company’s issued shares.

Guildhall is not, to the best of its knowledge, directly or indirectly owned or controlled by another corporation or corporations, by any other natural or legal person or persons severally or jointly or by any foreign government.

Guildhall is not aware of any arrangement, the operation of which may at some subsequent date result in a change of control of Guildhall.

The foregoing information in this paragraph 7 is based exclusively on information with respect to recorded shareholders in the Company’s shareholders register.  The Company does not have actual information available as to who may be the beneficial owners of the Company’s issued shares and, specifically, does not know who are the beneficial owners of the shares registered in the two large intermediaries referred to above.

B

Related party transactions

(a)

Mr. Michael Laidlaw performs his part-time services as President and CEO of the Company pursuant to an Engagement Agreement between he and the Company dated December 29, 2006- for which he receives $2,500 per month.

(b)

Carl R. Jonsson is a principal of the Vancouver law firm of Tupper Jonsson & Yeadon – which acts as the lawyers for the Company.  All of Mr. Jonsson’s services to the Company are invoiced to the Company by the law firm.

(c)

Terence Kwan acts as the Company’s part-time accountant for which he receives $3,000 per month.

(d)

There were no loans outstanding as at March 31, 2007 to any Company directors, officers or employees.

8

FINANCIAL INFORMATION

A

Consolidated Statements and Other Financial Information

Attached as Exhibit 15.a are the audited Annual Financial Statements of Guildhall prepared for the fiscal year ending March 31, 2007.  Note 9 of these financial statements titled "Generally Accepted Accounting Principles in Canada and the United States" compares the differences in GAAP between the two countries.

The annual financial statements attached have been audited by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, of Vancouver, B.C., Canada and comprise the following:

Auditor’s Report

Comments by Auditors for U.S. Readers

Balance sheet

Statement of Loss and Deficit

Statement of Cash Flows

Statement of Shareholders’ Equity

Notes to  the financial statements

Guildhall has no significant ongoing legal or arbitration proceedings at the March 31, 2007 or June 30, 2007.

To the best knowledge of Guildhall, neither any of its directors or senior management or its affiliates is a party adverse to Guildhall or its subsidiaries, or has a material interest adverse to Guildhall or its subsidiaries.

The Company has never paid  or declared any dividends..

9

LISTINGS

The Company is not proposing any offering of its securities.  This Registration Statement is not filed or issued with respect to any proposed offering or listing of the Company’s securities or other distribution of its securities.

Guildhall’s shares trade on the TSX Venture Exchange in Canada under the symbol “GDM.H”.  The shares traded for the period up to September 30, 2003 under the name of Global Net Entertainment Corp. on an unconsolidated basis and the figures given below as to the trading details up to that date are for the old unconsolidated shares.  The Company’s shares were suspended from trading for the period between October 1, 2003 and November 17, 2006 as a result of the Company having failed to file its annual audited and quarterly unaudited financial statements.  No trading occurred during that period.  It was only after the filing of the statements was brought up to date that the Company’s trading was reinstated on the Exchange effective November 17, 2006.  In the interim the Company’s shares were consolidated on a 1 new for 5 old basis and the trading which resumed November 17, 2006 was of consolidated shares.  The trading details given below for the period subsequent to November 17, 2006 are as to consolidated shares of the Company which traded under its then new name, Guildhall Minerals Ltd.   All of the following trading prices are expressed in Canadian dollars.

The trading history is as follows:

(a)

Quarterly Trading details for the Quarterly periods between April 1, 2002 and suspension of trading on September 30, 2003 of unconsolidated shares:

Quarters	High	Low
April 1, 2002 – June 30, 2002	0.29	0.12
July 1, 2002 – September 30, 2002	0.20	0.11
October 1, 2002 – December 31, 2002	0.16	0.05
January 1, 2003 – March 31, 2003	0.10	0.04
April 1, 2003 – June 30, 2003	0.07	0.03
July 1, 2003 – September 30, 2003	0.04	0.015

(b)

2 Year Market Trading Record by Quarter for the last 8 quarters – consolidated shares

Share Price	High	Low
2005 - 3rd quarter - 4th quarter	No ”	Trading “
2006 - 1st quarter - 2nd quarter - 3rd quarter - 4th quarter	No “ “ 0.32	Trading “ “ 0.10
2007 - 1st quarter - 2nd quarter	0.32 0.35	0.22 0.28

(b)

6 Month Market Trading Record by Month – January 2007 to June 2007 – consolidated shares

Date	High	Low
January 2007	0.315	0.22
February 2007	0.32	0.28
March 2007	0.305	0.265
April 2007	0.31	0.28
May 2007	0.35	0.30
June 2007	0.30	0.29

10

ADDITIONAL INFORMATION

A

Articles of Association

1.

The Company was incorporated in British Columbia, Canada, on September 30, 1968.  The Company does not have any stated “objects” or “purposes” as such are not required by the corporate laws of the Province of British Columbia.  Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever which are not specifically precluded by other statutory provisions of the Province of British Columbia.   The Memorandum and Articles of the Company can be viewed at its Registered Office in Vancouver, Canada.

2.

The powers and functioning of the Directors are set forth in the Articles of the Company – which are attached as Exhibit 1.   They provide:

(a)

 subject to the obligation of a Director to disclose his potential interest in a proposal, arrangement or contract being considered by the Company, a Director may vote with respect to such matter in certain instances and in certain instances shall not vote;

(b)

the Directors may, in the absence of an independent quorum, vote compensation to themselves;

(c)

there are no limitations on the exercise by the Directors of the Company’s borrowing powers;

(d)

there are no provisions for the retirement or non-retirement of Directors under an age limit;

(e)

there is no requirement for a Director to hold any shares in the Company.

3.

As all of the Company’s authorized and issued shares are of one class there are no special rights or restrictions of any nature or kind attached to any of the shares.

4.

To alter the rights of holders of issued shares of the Company such alteration must be approved by the majority vote of 66.666% of the issued shares of the Company attending and voting, and in a separate meeting by a 66.666% majority of the shares that are the subject of the proposed alterations attending and voting at the meeting.

5.

Annual General Meetings are called and scheduled upon decision by the Board of Directors.  The Directors may convene an extraordinary general meeting of the shareholders.  The holders of not less than 5% of the issued shares of the Company may requisition an extraordinary meeting of the shareholders.  All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

6.

There are no limitations prohibiting shares being held by non-residents, foreigners or any other group.

7.

There are no provisions in the Company’s Articles or charter documents that would have an effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring of the Company.

8.

There are no bylaw provisions requiring share ownership to be disclosed.  The securities laws of the Province of British Columbia require disclosure of shareholdings by insiders who are generally directors, officers, employees or others holding more than 10% of the issued shares of the company and their affiliates.

9.

There are no provisions in the Company’s Memorandum or Articles governing changes in the Company’s capital which are more stringent than required by law.

B.

Share Capital

A.

Share capital

1.

The authorized capital of the Company consists of an unlimited number of common voting shares without par value.  As at the close of business on June 30, 2007 there are 12,162,703  shares issued – all of which were issued as fully paid shares.  Each Share has attached to it one non-cumulative vote. There are no persons who hold any preferential or pre-emptive rights for purchasing any additional Shares in the Company other than the holders of the share purchase warrants and share purchase options detailed in sub-clause 2. below.

There have not been, during the past three years, any changes in the rights attaching to the Company’s shares.  There are no resolutions, authorizations or approvals in existence or outstanding pursuant to which any further shares or securities convertible to shares, will be created or issued.

2.

As of the date of this Statement there are share purchase warrants outstanding pursuant to which the holders will be entitled to purchase the following numbers of shares at the following prices on or before the following dates:

Number of shares issuable upon exercise of warrants and options	Warrant exercise price per share	Expiry dates
2,244,700 915,000 1,000,500 4,160,200	$0.15 $0.15 $0.15	December 12, 2007 December 15, 2007 January 10, 2008

3.

During the  fiscal year ended March 31, 2007 and during the period since then to June 30, 2007  the Company issued shares as follows:

No. Shares Issued	Price	Terms and Conditions
4,489,400 80,000 3,831,000 8,400,000	$0.10 $0.10 $0.10	To settle debts of $448,940 To settle debt of $30,000 Paid for in cash

C

Material contracts

The only material contracts to which the Company is party or has entered into in the past two years are the two share property option agreements which are described in more detail in Item 4B on page 9.

D

Exchange controls

There are no governmental laws, decrees or regulations existing in Canada (where Guildhall is incorporated), which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of Guildhall's securities.  Nor does Canada have foreign exchange currency controls.

E

Taxation

To the best of Guildhall's knowledge, there are no taxes or similar levies which holders of Guildhall's shares resident in the United States are subject to.  However, Guildhall understands that pursuant to a Canada - U.S. tax treaty, any dividends which Guildhall might declare will be subject to such Canadian withholding taxes as the then current provisions of the treaty may require.

F

Documents on display

The documents referred to in this report are either attached as “Exhibits” to this report or can be viewed at Guildhall’s offices whose addresses are given in section 4 of this report.  Certain of the Company’s material documents or filings can be viewed on SEDAR at www.sedar.com.

G

Subsidiary information

To the best knowledge of Guildhall there is no other information related to Guildhall's subsidiaries that requires to be provided.

11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As Guildhall is considered to be a “small business issuer” as defined, information is not required to be provided for this section.

12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Guildhall has no outstanding – nor is it registering any – securities other than its common shares.

PART 2

13

DEFAULTS, DIVIDEND ARREARAGES and DELINQUENCIES

There have been no material defaults in the payment of interest or principal or any dividend arrearages or material delinquencies.

14

MATERIAL MODIFICATIONS to the RIGHTS of SECURITY HOLDERS and USE OF PROCEEDS

There has been no material modification to the rights of Guildhall's or subsidiaries security holders.  Effective February 21, 2006 the Company’s shares were consolidated on a 1:5 basis so that shareholders received, for each 5 pre-consolidation shares held, one post-consolidated share.

15

CONTROLS AND PROCEDURES

(a)

Evaluation of disclosure controls and procedures.

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of March 31, 2007, pursuant to the certification requirements of Canadian Multilateral Instrument 52-109 and the requirements of the SEC.  They  concluded that all required disclosures for the year ended March 31, 2007 were made in accordance with the regulations and that our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

The Company’s Auditors did not participate in the evaluation and have not done any assessment of the Company’s internal controls.

The Company has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Company’s Directors and Management are making all reasonable efforts to ensure that the  Company’s disclosure are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Company’s disclosure controls and procedures provide reasonable assurance that the material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Certifying Officers by others within those entities.

(b)

Management’s annual report on internal control over financial reporting

Not required.

(c)

Attestation Report of registered public accounting firm

Not required.

(d)

Changes in internal controls over financial reporting. There were no significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

16

(RESERVED)

16A

Audit Committee Financial Expert

(a)

Guildhall’s Board of Directors has determined that the three members of its Committee are all financial experts.  They are Carl Jonsson, Peter Hill and Glen Macdonald.  Messrs. Hill and Macdonald are independent under the applicable rules.

16B

Code of Ethics

The Company has not adopted a Code of Ethics applicable to its Directors and senior Officers.  The Company has not adopted a Code as it has considered it not necessary to do so due to the small size of the Company’s business affairs and accounts, and the small number of persons acting as directors and officers of the Company.

16C

Fees charged by Auditors

(a)

The fees charged or estimated for the past two fiscal years for auditing and the other services designated below have been:

2006

2007

  $

  $

-  Audit fees

              12,000

12,000

- Audit – related fees

       -

         -

- Tax fees

1,000

         -

- All other fees

       -

         -

            $13,000

            $ 12,000

(1)      The figures shown for 2007 are estimates from Guildhall’s auditors as the final billings have not yet been completed.

 (b)

Prior to the start of the audit process, Guildhall’s audit committee receives an estimate of the costs, from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the audit committee recommend to the board of directors to accept the estimated audit fees given by the auditors.

16D

Exemptions from the Listing Standards for Audit Committees

Nil.

16E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases made by or on behalf of the issuer or any “affiliated purchaser“ of shares or other units of any class of the issuer’s equity securities that is registered by the issuer pursuant to section 12 of the Exchange Act.

PART 3

17.

FINANCIAL STATEMENTS

The audited consolidated financial statements and related notes of Guildhall at March 31, 2007, 2006 and 2005 are attached as Exhibit 15a by reference.

18.

FINANCIAL STATEMENTS

The registrant has elected to provide financial statements pursuant to Item 17 that include, as Note 18 the differences between Canadian and US GAAP's.

19.         EXHIBITS

The following Financial Statements and Exhibits are attached to and form part of this

Statement and are incorporated herein by reference:

1.

Articles of Association.

4.

Option Agreement dated February 20, 2007 on the Bridges Property.

12.

Certifications Pursuant to Rule 13a-14(a)(17CFR240.13a-14(a) or Rule 15d-14(a)(17CFR240.15d-14(a).

13.

A Certification Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.a

Guildhall Minerals Ltd., 2007 Annual Audited Financial Statements.

15.b

Guildhall Minerals Ltd. 2007 Management Discussion and Analysis.

15.c

Charter of Audit Committee.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, B.C. this 25th day of July, 2007

GUILDHALL MINERALS LTD.

“Michael Laidlaw”

Per:

(Signed)

Michael Laidlaw

President, Chief Executive Officer and Director

EXHIBIT #1

GUILDHALL MINERALS LTD.

Articles of Incorporation

Incorporation No:  BC0082028

GLOBAL NET ENTERTAINMENT CORP.

(the “Company”)

ARTICLES - ADOPTED  JULY 7, 2005

Part 1 -   Interpretation

Part 2 -   Shares and Share Certificates

26

Part 3 -   Issue of Shares

27

Part 4 -   Share Transfers

27

Part 5 -   Purchase of Shares

28

Part 6 -   Borrowing Powers

28

Part 7 -   General Meetings

28

Part 8 -   Proceedings at Meetings of Shareholders

29

Part 9 -   Votes of Shareholders

32

Part 10 - Election and Removal of Directors

35

Part 11 - Proceedings of Directors

36

Part 12 - Committees of Directors

38

Part 13 - Officers

39

Part 14 - Disclosure of Interest of Directors

40

Part 15 - Indemnification

40

Part 16 - Dividends

41

Part 17 - Accounting Records

42

Part 18 - Execution of Instruments under Seal

42

Part 19 - Notices

42

Part 20 - Restriction on Share Transfer

43

Part 1 -   Interpretation

Definitions

1.1

Without limiting Article 1.2, in these articles, unless the context requires otherwise:

“adjourned meeting” means the meeting to which a meeting is adjourned under Article 8.6 or 8.10;

“board” and “directors” mean the directors or sole director of the Company for the time being;

“Business Corporations Act’ means the Business Corporations Act, S.B.C. 2002, c.57, and includes its regulations;

“Interpretation Act’ means the Interpretation Act, R.S.B.C. 1996, c. 238;

“trustee”, in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder.

Business Corporations Act definitions apply

1.2

The definitions in the Business Corporations Act apply to these articles.

Interpretation Act applies

1.3

The Interpretation Act applies to the interpretation of these articles as if these articles were an enactment.

Conflict in definitions

1.4

If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these articles.

Conflict between articles and legislation

1.5

If there is a conflict between these articles and the Business Corporations Act, the Business Corporations Act will prevail.

Part 2 -   Shares and Share Certificates

Form of share certificate

2.1

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act

Right to share certificate

2.2

Each shareholder is entitled, without charge, to one certificate representing the share or shares of each class or series of shares held by the shareholder.

Sending of share certificate

2.3

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

Replacement of worn out or defaced certificate

2.4

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit,

(a)

order the certificate to be cancelled, and

(b)

issue a replacement share certificate.

Replacement of lost, stolen or destroyed certificate

2.5

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive

(a)

proof satisfactory to them that the certificate is lost, stolen or destroyed, and

(b) any indemnity the directors consider adequate.

Splitting share certificates

2.6

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name 2 or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request.

Part 3 -   Issue of Shares

Directors authorized to issue shares

3.1

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

Company need not recognize unregistered interests

3.2

Except as required by law or these articles, the Company need not recognize or provide for any person’s interests in or rights to a share unless that person is the shareholder of the share.

Part 4 -   Share Transfers

Recording or registering transfer

4.1

A transfer of a share of the Company must not be registered

(a)

unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate representing the share to be transferred has been surrendered and cancelled, or

(b)

if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

Form of instrument of transfer

4.2

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

Signing of instrument of transfer

4.3

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer,

(a)

in the name of the person named as transferee in that instrument of transfer, or

(b)

if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

Transfer fee

4.4

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

Part 5 -   Purchase of Shares

Company authorized to purchase shares

5.1

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, if it is authorized to do so by the directors, purchase or otherwise acquire any of its shares.

Part 6 -   Borrowing Powers

Powers of directors

6.1

The directors may from time to time on behalf of the Company

(a)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate,

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person,

(c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

(d)

mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

Part 7 -   General Meetings

Annual general meetings

7.1

Unless an annual general meeting is deferred or waived in accordance with section 182 (2) (a) or (c) of the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

When annual general meeting is deemed to have been held

7.2

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under section 182 (2) (b) of the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date selected, under section 182 (3) of the Business Corporations Act, in the unanimous resolution.

Calling of shareholder meetings

7.3

The directors may, whenever they think fit, call a meeting of shareholders.

Special business

7.4

If a meeting of shareholders is to consider special business within the meaning of Article 8.1, the notice of meeting must

(a)

state the general nature of the special business, and

(b)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders

(i)

at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified by the notice, and

(ii)

during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Part 8 -   Proceedings at Meetings of Shareholders

Special business

8.1

At a meeting of shareholders, the following business is special business:

(a)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)

at an annual general meeting, all business is special business except for the following:

(i)

business relating to the conduct of, or voting at, the meeting;

(ii)

consideration of any financial statements of the Company presented to the meeting;

(iii)

consideration of any reports of the directors or auditor;

(iv)

the setting or changing of the number of directors;

(v)

the election or appointment of directors;

(vi)

the appointment of an auditor;

(vii)

the setting of the remuneration of an auditor;

(viii)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution.

Quorum

8.2

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is 2 persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the meeting.

One shareholder may constitute quorum

8.3

If there is only one shareholder entitled to vote at a meeting of shareholders,

(a)

the quorum is one person who is, or who represents by proxy, that shareholder, and (b) that shareholder, present in person or by proxy, may constitute the meeting.

Other persons may attend

8.4

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Requirement of quorum

8.5

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting.

Lack of quorum

8.6

If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present,

(a)

in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved, and

(b)

in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

Lack of quorum at succeeding meeting

8.7

If, at the meeting to which the first meeting referred to in Article 8.6 was adjourned, a quorum is not present within 1/2 hour from the time set for the holding of the meeting, the persons present and being, or representing by proxy, shareholders entitled to attend and vote at the meeting constitute a quorum.

Chair

8.8

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)

the chair of the board, if any;

(b)

if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

Alternate chair

8.9

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

Adjournments

8.10

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Notice of adjourned meeting

8.11

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Motion need not be seconded

8.12

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Manner of taking a poll

8.13

Subject to Article 8.14, if a poll is duly demanded at a meeting of shareholders,

(a)

the poll must be taken

(i)

at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and

(ii)

in the manner, at the time and at the place that the chair of the meeting directs,

(b)

the result of the poll is deemed to be a resolution of and passed at the meeting at which the poll is demanded, and

(c)

the demand for the poll may be withdrawn.

Demand for a poll on adjournment

8.14

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Demand for a poll not to prevent continuation of meeting

8.15

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Poll not available in respect of election of chair

8.16

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Casting of votes on poll

8.17

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

Chair must resolve dispute

8.18

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

Chair has casting vote

8.19

In case of an equality of votes, the chair of a meeting of shareholders shall, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder and/or proxyholder.

Declaration of result

8.20

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.

Part 9 -   Votes of Shareholders

Voting rights

9.1

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 9.3,

(a)

on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and

(b)

on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

Trustee of shareholder may vote

9.2

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or the directors, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

Votes by joint shareholders

9.3

If there are joint shareholders registered in respect of any share,

(a)

any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it, or

(b)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

Trustees as joint shareholders

9.4

Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 9.3, deemed to be joint shareholders.

Representative of a corporate shareholder

9.5

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and,

(a)

for that purpose, the instrument appointing a representative must

(i)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii)

be provided, at the meeting, to the chair of the meeting, and

(b)

if a representative is appointed under this Article,

(i)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii)

the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Proxy provisions do not apply to all companies

9.6

Articles 9.7 to 9.13 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company.

Appointment of proxy holder

9.7

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

Alternate proxy holders

9.8

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

When proxy holder need not be shareholder

9.9

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if

(a)

the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 9.5,

(b)

the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting, or

(c)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

Form of proxy

9.10

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(Name of Company)

The undersigned, being a shareholder of the above named Company, hereby appoints

     or, failing that person             as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the _____  day of         and at any adjournment of that meeting.

Signed this _____ day of

,

Signature of shareholder

Provision of proxies

9.11

A proxy for a meeting of shareholders must

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, 2 business days, before the day set for the holding of the meeting, or

(b)

unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting.

Revocation of proxies

9.12

Subject to Article 9.13, every proxy may be revoked by an instrument in writing that is

(a)

received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b)

provided at the meeting to the chair of the meeting.

Revocation of proxies must be signed

9.13

An instrument referred to in Article 9.12 must be signed as follows:

(a)

if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee;

(b)

if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 9.5.

Validity of proxy votes

9.14

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received

(a)

at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b)

by the chair of the meeting, before the vote is taken.

Production of evidence of authority to vote

9.15

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

Part 10 - Election and Removal of Directors

Number of directors

10.1

The Company must have a board of directors consisting of

(a)

subject to paragraph (b), the number of directors that is equal to the number of the Company’s first directors, or

(b)

the number of directors set by ordinary resolution of the shareholders.

Change in number of directors

10.2

If the number of directors is changed by the shareholders under Article 10.1 (b),

(a)

the change is effective whether or not previous notice of the resolution was given, and

(b)

the shareholders may elect, or appoint by ordinary resolution, the directors needed to fill any vacancies in the board of directors that result from that change.

Election of directors

10.3

At every annual general meeting,

(a)

the shareholders entitled to vote at the annual general meeting for the election or appointment of directors must elect or appoint a board of directors consisting of the number of directors for the time being required under these articles, and

(b)

all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or reappointment.

Failure to elect or appoint directors

10.4

If the Company fails to hold an annual general meeting in accordance with the Business Corporations Act or fails, at an annual general meeting, to elect or appoint any directors, the directors then in office continue to hold office until the earlier of

(a)

the date on which the failure is remedied, and

(b)

the date on which they otherwise cease to hold office under the Business Corporations Act or these articles.

Additional directors

10.5

Despite Articles 10.1 and 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article must not at any time exceed

(a)

1/3 of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office, or

(b)

in any other case, 1/3 of the number of the current directors who were elected or appointed as directors other than under this Article.

Directors’ acts valid despite vacancy

10.6

An act or proceeding of the directors is not invalid merely because fewer than the number of directors required by Article 10.1 are in office.

Part 11 - Proceedings of Directors

Meetings of directors

11.1

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

Chair of meetings

11.2

Meetings of directors are to be chaired by

(a)

the chair of the board, if any,

(b)

in the absence of the chair of the board, the president, if any, if the president is a director, or

(c)

any other director chosen by the directors if

(i)

neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,

(ii)

neither the chair of the board nor the president, if a director, is willing to chair the meeting, or

(iii)

the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Voting at meetings

11.3

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting shall have a second or casting vote.

Who may call extraordinary meetings

11.4

A director may, and the secretary, if any, on request of a director must, call a meeting of the board at any time.

Notice of extraordinary meetings

11.5

Subject to Articles 11.6 and 11.7, if a meeting of the board is called under Article 11.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors

(a)

by mail addressed to the director’s address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose,

(b)

by leaving it at the director’s prescribed address or at any other address provided to the Company by the director for this purpose, or

(c)

orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.

When notice not required

11.6

It is not necessary to give notice of a meeting of the directors to a director if

(a)

the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed, or

(b)

the director has filed a waiver under Article 11.8.

Meeting valid despite failure to give notice

11.7

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

Waiver of notice of meetings

11.8

Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

Effect of waiver

11.9

After a director files a waiver under Article 11.8 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

Quorum

11.10

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

If only one director

11.11

If, in accordance with Article 10.1, the number of directors is one, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

Part 12 - Committees of Directors

Appointment of committees

12.1

The directors may, by resolution,

(a)

appoint one or more committees consisting of the director or directors that they consider appropriate,

(b)

delegate to a committee appointed under paragraph (a) any of the directors’ powers, except

(i)

the power to fill vacancies in the board,

(ii)

the power to change the membership of, or fill vacancies in, any committee of the board, and

(iii)the power to appoint or remove officers appointed by the board, and

(c)

make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

Obligations of committee

12.2

Any committee formed under Article 12.1, in the exercise of the powers delegated to it, must

(a)

conform to any rules that may from time to time be imposed on it by the directors, and

(b)

report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.

Powers of board

12.3

The board may, at any time,

(a)

revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding,

(b)

terminate the appointment of, or change the membership of, a committee, and

(c)

fill vacancies in a committee.

Committee meetings

12.4

Subject to Article 12.2 (a),

(a)

the members of a directors’ committee may meet and adjourn as they think proper,

(b)

a directors’ committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting,

(c)

a majority of the members of a directors’ committee constitutes a quorum of the committee, and

(d)

questions arising at any meeting of a directors’ committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting shall have a second or casting vote.

Part 13 - Officers

Appointment of officers

13.1

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary, and none of the individuals appointed as officers need be a member of the board.

Functions, duties and powers of officers

13.2

The board may, for each officer,

(a)

determine the functions and duties the officer is to perform,

(b)

entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit, and

(c)

from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Remuneration

13.3

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

Part 14 - Disclosure of Interest of Directors

Other office of director

14.1

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

No disqualification

14.2

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

Professional services by director or officer

14.3

Subject to compliance with the provisions of the Business Corporations Act, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

Accountability

14.4

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

Part 15 - Indemnification

Indemnification of directors

15.1

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the Business Corporations Act.

Deemed contract

15.2

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 15.1.

Part 16 - Dividends

Declaration of dividends

16.1

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

No notice required

16.2

The directors need not give notice to any shareholder of any declaration under Article 16.1.

Directors may determine when dividend payable

16.3

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

Dividends to be paid in accordance with number of shares

16.4

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Manner of paying dividend

16.5

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

Dividend bears no interest

16.8

No dividend bears interest against the Company.

Fractional dividends

16.7

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Payment of dividends

16.8

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed

(a)

subject to paragraphs (b) and (c), to the address of the shareholder,

(b)

subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares, or

(c)

to the person and to the address as the shareholder or joint shareholders may direct in writing.

Receipt by joint shareholders

16.9

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Part 17 - Accounting Records

Recording of financial affairs

17.1

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the Business Corporations Act

Part 18 - Execution of Instruments under Seal

Who may attest seal

18.1

The Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of

(a)

any 2 directors,

(b)

any officer, together with any director,

(c)

if the Company only has one director, that director, or

(d)

any one or more directors or officers or persons as may be determined by resolution of the directors.

Sealing copies

18.2

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 18.1, may be attested by the signature of any director or officer.

Part 19 - Notices

Notice to joint shareholders

19.1

A notice, statement, report or other record may be provided by the Company to the joint registered shareholders of a share by providing the notice to the joint registered shareholder whose name stands first on the central securities register in respect of the share.

Notice to trustees

19.2

If a person becomes entitled to a share as a result of the death, bankruptcy or incapacity of a shareholder, the Company may provide a notice, statement, report or other record to that person by

(a)

mailing the record, addressed to that person

(i)

by name, by the title of representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description, and

(ii)

at the address, if any, supplied to the Company for that purpose by the person claiming to be so entitled, or

(b)

if an address referred to in paragraph (a) (H) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Part 20 - Restriction on Share Transfer

Application

20.1

Article 20.2 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company.

Consent required for transfer

20.2

No shares may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

EXHIBIT #4

GUILDHALL MINERALS LTD.

Option Agreement dated February 20, 2007 with

Nicoya Explorations Ltd.

THIS OPTION AGREEMENT made and dated effective the 20th day of February, 2007.

BETWEEN:

NICOYA EXPLORATIONS LTD., a body corporate, incorporated pursuant to the laws of the Province of British Columbia,  and having its Head Office at 6237 Nelson Avenue, West Vancouver, B.C., V7W 2A2

(hereinafter referred to as "Nicoya")

OF THE FIRST PART

AND:

GUILDHALL MINERALS LTD., a body corporate duly incorporated pursuant to the laws of the Province of British Columbia, and having its Registered Office at 1710 - 1177 West Hastings Street, Vancouver, B.C. V6E 2L3

(hereinafter known as "Guildhall")

OF THE SECOND PART

WHEREAS:

A.

Nicoya is the legal and beneficial owner of the British Columbia mineral Claim described below, located on what used to be designated as the Lillooet Mining Division, Province of British Columbia:

Claim Name

Tenure No.

Bridge

374400

(hereinafter referred to as the "Claim").

B.

Guildhall desires to acquire an Option to purchase the Claim subject to the reservation to Nicoya of a net smelter return entitlement, and Nicoya is willing to grant an option to Guildhall,  on the terms and conditions hereinafter contained.

C.

Guildhall’s authorized capital consists of voting common shares without par value (“Shares”) - which are listed for trading on the TSX Venture Exchange (the “Exchange”).

NOW THEREFORE  in consideration of the premises and the covenants and agreements hereinafter contained, and the monies paid by Guildhall to Nicoya upon the execution hereof, the Parties agree as follows:

1.

Nicoya hereby grants to Guildhall the option (“Option”), revocable only as hereinafter provided, to purchase the Claim, subject to the Net Smelter Return royalties reserved to Nicoya, by the satisfaction of the various obligations hereinafter set forth.

2.

To maintain and exercise the Option, Guildhall must pay monies, and issue and allot Shares, to Nicoya as follows:

(a)

$2,500 upon the execution of this Agreement (the receipt of which is hereby by Nicoya acknowledged);

(b)

100,000 Shares upon the acceptance of this Agreement by the Exchange;

(c)

On or before February 15, 2008 100,000 Shares;

(d)

On or before February 15, 2009 100,000 Shares;

(e)

On or before February 15, 2010 100,000 Shares;

3.

To maintain and exercise the option Guildhall must also perform exploration work on the Claim and incur not less than the following aggregate amounts on or with respect to such exploration work on or before the following dates:

(a)

$50,000 on or before February 15, 2008;

(b)

An aggregate cumulative total of not less than $150,000 on or before February 15, 2009;

(c)

An aggregate cumulative total of not less than $250,000 on or before February 15, 2010.

4.

Upon the completion of the foregoing payments, Share allotments and exploration work expenditures, and if Guildhall is in compliance with its requirements in this Agreement, Guildhall shall be irrevocably deemed to have exercised the Option and it shall thereupon become the owner of the Claim subject to the NSR Royalties reserved to Nicoya (the date upon which the last of the foregoing conditions are satisfied or completed being hereinafter referred to as the "Exercise Date").

5.

Notwithstanding Guildhall’s exercise of the Option, and its acquisition of the beneficial ownership of the Claim, Guildhall must, if this Agreement is still in existence, issue 200,000 Shares to Nicoya within 60 days after the receipt by Guildhall of a positive feasibility study report from consultants that it has retained to conduct a study of the feasibility of placing the Claim into production for the commercially profitable production of Products.

6.

The Parties agree that during the continuance of the within Option and until either the Exercise Date or the Termination Date (hereinafter defined) the title to the Claim will be held for the Parties by Estey Agencies Ltd. ("Estey") a British Columbia corporation the shares of which are owned by Guildhall’s solicitors Tupper, Jonsson, Yeadon, the ("Solicitors"). Simultaneously with the execution of this Agreement, Nicoya and Guildhall will initiate and complete the procedures to cause the title to the Claim to be transferred into the name of Estey in the records of the British Columbia Mineral Titles Branch (“Transfer Process”).

7.

Estey joins in executing this Agreement for the purpose of confirming to the Parties that it will carry out the instructions set forth below - but will not otherwise be considered to be a Party to this Agreement. Estey also acknowledges that only Guildhall will be responsible to pay its costs and expenses for carrying out the instructions set forth below.

8.

Estey will, subject to the requirements of Clause 10, initiate the Transfer Process to transfer the title to the Claim in favour of Nicoya if it shall :

(a)

receive a written direction to do so from Guildhall or;

(b)

if it shall receive a request for the transfer from Nicoya accompanied by a sworn affidavit setting forth the basis upon which Nicoya claims that the Option has terminated, including its calculation of the effective Termination Date.

9.

Estey will, subject to the requirements of Clauses 10, process to transfer the title to the Claim to Guildhall if it shall receive:

(a)

a letter from Nicoya confirming that Guildhall has exercised the Option;

(b)

if it shall receive an affidavit sworn by an officer of Guildhall alleging that Guildhall has satisfied all of the foregoing conditions to effectively exercise the within Option, including its determination of the Exercise Date.

10.

Notwithstanding the provisions of  Clauses 8 and 9 above Estey will not initiate the Transfer Process in favour of either Nicoya or Guildhall unless and until it shall  have sent a copy of  the affidavit it has received to the other Party and 30 days has passed without receiving advice from the other Party that the allegations in the affidavit are disputed.

11.

Guildhall will not be entitled to have the Claim transferred into its name as anticipated by Clause 9 unless it shall simultaneously record, in all of the same places of record, an instrument confirming the reservation to Nicoya of the right to receive NSR Royalties pursuant to this Agreement.

12.

If Guildhall shall exercise the Option Nicoya shall thereafter be entitled to receive monies (herein referred to as "NSR Royalties"), for so long as the Claim is operated as a mine or as a facility from which Products (as defined in Clause 13(a)) are extracted, equal to 2.5 percent (2.5%) of the Net Smelter Returns realized from such mining operation, calculated as provided in Clause 13(b).

13.

(a)

“Net Smelter Returns” shall mean all proceeds, received or deemed received from any mint, smelter, refinery, reduction works or other purchaser from the sale of ores, metals, concentrates or other mineral products (“Products”) produced or deemed to be produced from the Claim after deducting from such proceeds to the extent that they are actually incurred and were not deducted by the purchaser in computing payment;  sampling and assaying;  treatment, smelting and refining charges;  penalties;  costs of transportation of Products from the Claim to any mint, smelter refinery, reduction works or other purchaser;  and insurance on such Products.

(b)

The amount of Net Smelter Returns shall be calculated as follows:

(i)

For gold produced from the Claim, the Net Smelter Returns shall be calculated by determining, without duplication, the number of ounces of fine gold delivered to or to the order of Guildhall, or purchased or credited to Guildhall’s pool account or accounts by, any mint or refinery and the number of ounces of gold otherwise sold to any purchaser during any quarter and multiplying such number of ounces by the average of the daily London Bullion Brokers PM Gold Fixing during such quarter, less the deductions specified in sub-clause(a) as applicable;

(ii)

For silver produced from the Claim, the Net Smelter Returns shall be calculated by determining, without duplication, the number of ounces of silver delivered to or to the order of Guildhall or purchased or credited to Guildhall’s pool account or accounts by, any mint or refinery and the number of ounces of silver otherwise sold to any purchaser during any quarter and multiplying such number of ounces by the average of the daily Handy & Harmon Noon Silver Quotation during such quarter, less the deductions specified in sub-clause (a), as applicable;

(iii)

For minerals other than gold and silver produced from the Claim the Net Smelter Returns shall be calculated based on the amounts actually received during any quarter from the sale of Products, less the deductions specified in sub-clause (a), as applicable;

(iv)

The purposes of subparagraphs (i) and (ii) above, the average price of gold or silver for any quarter shall be determined by dividing the sum of all daily prices posted during the quarter that the prices were posted.  The posted prices shall be obtained from The Wall Street Journal, Reuters, E & MJ or another reliable source.

(c)

“Quarter”, in this Agreement means a calendar quarter.

14.

The amount of the Net Smelter Returns calculated in respect of any quarter shall be paid by Guildhall to Nicoya within thirty (30) days of the end of the quarter.  Payments shall be made in Canadian dollars and amounts calculated in U.S. dollars shall be converted into Canadian dollars at the exchange rate prevailing on the last business day of the quarter in respect of which the Net Smelter Returns are payable.  Payments of Net Smelter Returns shall be accompanied by detailed calculations and supporting documentation showing the amounts payable.

15.

Payments of Net Smelter Returns for a calendar year shall be subject to adjustment within 3 months after the end of the calendar year based on an audit.  The year-end calculation of Net Smelter Returns shall be audited by a firm of chartered accountants designated by Guildhall (which may be the auditor of Guildhall) and:

(a)

copies of the audited reports shall be delivered to Guildhall and Nicoya by the auditors;

(b)

either Party shall have 3 months after receipt of any audited calculations to object thereto by notice to the other Party, and failing such objection, such calculations shall be deemed correct;  and

(c)

in the event of a re-audit, all costs relating so such re-audit shall be paid by Guildhall unless the re-audit was required by Nicoya and the original audit is found to be substantially correct, in which case such costs shall be paid by Nicoya.

16.

If at any time prior to Guildhall’s commencement of the commercial production of Products from the Claim (“Commencement of Production”), or thereafter while such production continues, Nicoya wishes to sell or assign all or any portion of its entitlement to receive NSR Royalties, Guildhall shall have the first right to be the purchaser thereof on the following terms and conditions:

(a)

In such case Nicoya shall give a notice to Guildhall specifying the amount of the NSR Royalty proposed to be sold and the sale price and terms (“Offer Notice”).  Guildhall will have 30 business days from the date of the giving of the Offer Notice to give a response notice to Nicoya (“Acceptance Notice”) confirming that Guildhall will purchase the NSR Royalties on the terms and for the price proposed in the Offer Notice.  The giving of such Acceptance Notice shall constitute a firm agreement of purchase and sale of the Parties on the terms contained in the Offer Notice.  The Parties will be bound to close the purchase and sale on or before the date specified in the Offer Notice or in the absence of any specified date, within 90 days of the giving of the Acceptance Notice.

(b)

If Guildhall does not give an Acceptance Notice pursuant to sub-clause (a) Nicoya may proceed to close the sale of the offered NSR Royalties for the price and on the terms contained in the Offer Notice within 120 days of the giving of the Offer Notice.  If Nicoya proposes to sell NSR Royalties on any terms which may be less favourable to it than those described in the Offer Notice, or proposes to make any sale which is to close more than 120 days after the giving of an Offer Notice, it may not do so without giving another Offer Notice to Guildhall and all of the provisions of this Clause will apply to and following the giving of such further Offer Notice.

17.

Guildhall shall, if it shall otherwise be in compliance with its requirements hereunder, have the irrevocable option (“NSR Option”) to purchase from Nicoya NSR Royalties up to 1.5% of the Net Smelter Returns, on the following terms:

(a)

The purchase price will be $500,000 for each 0.5% Net Smelter Returns purchased;

(b)

Guildhall will be entitled to exercise the NSR Option up to but not later than 36 months following the date of the Commencement of Production;

(c)

Guildhall may exercise the NSR Option by making payment of the required Purchase Price to Nicoya, accompanied by a notice to Nicoya of the exercise of the

Option, and upon the giving of such notice and payment, the NSR Royalties purchased will thereupon cease to be payable to Nicoya.

18.

Guildhall will, during the currency of this Agreement:

(a)

do sufficient work on the Claim or pay money in lieu thereof, and do all filings as may be necessary to satisfy annual assessment work requirements and to otherwise maintain the Claim in existence and in good standing and free of liens, charges and encumbrances;

(b)

further to sub-clause (a), to the extent that Guildhall has assessment work credits available from work done by it on the Claim, shall file such work credits to the credit of the Claim for up to 2 years (or such lesser period as may be the maximum allowed by the British Columbia Mines Department or equivalent regulator);

(c)

fully and properly comply with any and all legal and regulatory requirements whatsoever that may apply to the Claim to maintain them in good standing and to otherwise comply with all applicable governmental laws, regulations or regulatory requirements;

(d)

carry on its exploration and development work and all other activities on the Claim in a good and minerlike manner;

(e)

be liable for all environmental liabilities or obligations which arise or occur as a result of Guildhall's activities on the Claim; it being acknowledged that any environmental liabilities or obligations which exist as at this date or which may later arise as a result of anything that may have occurred prior to this date shall be the liability and responsibility of Nicoya;

(f)

throughout the period until the Commencement of Production and thereafter during ongoing obligation to pay NSR Royalties, grant unrestricted access to the Claim, the workings on the Claim and the records maintained by Guildhall with respect to the Claim and to all financial records maintained with respect to the work done on the Claim or production or ore from the Claim to Nicoya and his duly authorized representatives, during normal working hours, at the cost and risk of Nicoya;

(g)

until the exercise of the Option, provide to Nicoya a copy of each exploration report that it shall have had prepared with respect to the Claim, within 30 days of the receipt of such report.

19.

Subject to the access rights herein reserved to Nicoya, it is agreed that during the term of this agreement Guildhall shall have the sole and exclusive possession, supervision, management and control of the Claim, and of any and all work done thereon. It is further agreed that during such period Guildhall shall do, or cause to be done on the Claim, such work as it shall determine in its unfettered discretion to be appropriate, and shall have the right to bring on or erect on the Claim any equipment or buildings that it may consider necessary for the work that it proposes to conduct on the Claim, and to remove from the Claim such reasonable quantities of Ore as it may consider necessary or desirable for assay or testing purposes, including such volumes as may be necessary for testing in a pilot plant or other testing facility, whether erected on or off the Claim.

20.

Nicoya covenants and warrants in favour of Guildhall as follows:

(a)

that it is unrestricted in its right to enter into this Agreement or sell the Claim to Guildhall;

(b)

that upon the completion or the exercise of the Option Guildhall shall acquire good and clear title to the Claim, subject only to the obligations contained in this Agreement;

(c)

that the Claim is valid and subsisting Claim, in good standing and free and clear of all liens, charges and encumbrances, but subject to the provisions of the Mineral Act of the Province of British Columbia;

(d)

that it will not, during the currency of this agreement encumber the Claim in any manner.

21.

Until it exercises the Option, Guildhall may terminate this Agreement and its obligations hereunder by giving not less than 30 days notice of such termination to Nicoya.

22.

If this Agreement shall terminate for any reason whatsoever (the effective date of any termination being herein referred to as the "Termination Date"), Guildhall shall:

(a)

forthwith give up possession of the Claim to Nicoya and otherwise vacate the Claim;

(b)

deliver, or cause to be delivered, to Nicoya copies of all of the technical material whatsoever developed by Guildhall as a result of its work on the Claim which it then has in its possession or control;

(c)

forthwith initiate the Transfer Process to transfer the title to the Claim to Nicoya;

(d)

ensure the Claim will be in good standing  for at least one year after the Termination Date.

(e)

within 6 months after the Termination Date, remove from the Claim such buildings or equipments as Guildhall shall have brought on the Claim and which it shall desire to reposess.  Any building or equipment not removed within the 6 month period shall thereafter become the property of Nicoya;

(f)

satisfy any obligations which have become due hereunder prior to the Termination Date.

23.

If Guildhall shall assign all of its rights and obligations hereunder to some other person or company (an "Assignee"), and if the Assignee shall execute and deliver to Nicoya a written undertaking in favour of Nicoya that such Assignee shall be bound by the terms of this Agreement, in the place and stead of Guildhall, then Guildhall shall be released from the terms of this Agreement and the Assignee shall thereafter be bound by the terms of this Agreement as though the Assignee was the original signatory hereto instead of Guildhall.

24.

Neither party shall be liable to the other party nor be deemed in default hereunder for any failure or delay to perform any of its covenants and agreements, except those contained in Clause 18(a), caused or arising out of any "force majeure", that is to say any act not reasonably within the control of such parties, excluding lack of funds but including without limitation, acts of God, strikes, lockouts or other industrial disputes,  acts of the public enemy, war, riots, fire, storm, flood, explosion, government restriction or the obtaining of governmental approvals, unavailability of equipment or other causes whether of the kind enumerated above or otherwise.  The party affected shall give prompt notice to the other party of the commencement and termination of one of the events referred to above.  All times provided for in this Agreement shall be extended for the period commensurate with the period of the delay and, so far as possible, the party affected shall take all reasonable steps to remedy the delay caused by the events referred to above; provided however that nothing contained in this paragraph shall require any party to settle any industrial dispute or to test the constitutionality of any law of governmental regulation.

25.

Any dispute, controversy or claim arising out of or relating to this Agreement or the interpretation of any of the provisions hereof will be finally settled by arbitration in accordance with the Arbitration Rules of The British Columbia International Commercial Arbitration Centre ("Centre") in effect on the date hereof.  The Parties agree that:

(a)

The appointing authority will be the Centre;

(b)

The case will be administered by the Centre in accordance with its "Procedures for Cases under the BCICAC Arbitration Rules";

(c)

The place of arbitration will be Vancouver, British Columbia;

(d)

The number of arbitrators will be one (1);

(e)

The language used in the proceedings will be English;

(f)

The arbitrator's fees will be paid by the Parties in equal parts, during the course of the arbitration.  In his final decision the arbitrator shall assess liability against one or both of the arbitrating parties for the costs incurred by the parties in the arbitration and for the arbitration costs.

26.

If any Party (a "Defaulting Party") is in default of any requirement herein set forth, any Party affected by such default (the "Affected Party") may give a notice ("Default Notice") to the Defaulting Party specifying the default and, unless:

(a)

within 60 days of the giving of the Default Notice the Defaulting Party has not cured such default;  or

(b)

in case the default is not of a nature which can be cured within 60 days, the Defaulting Party has not within 60 days of the giving of the Default Notice taken all reasonable steps or other prudent action to commence the curing of such default, or does not thereafter diligently pursue the curing of such default until it is cured, subject to a maximum period to cure such default of 120 days after the giving of the Notice of Default the Affected Party may give a further notice to the Defaulting Party terminating this Agreement as of the subsequent date stated therein.

27.

(a)

Any notice which is required to be given hereunder shall be given in writing and will be effectively given if the same is:

(i)

delivered, or mailed by prepaid registered or certified post, to the address of the intended recipient set forth at the top of this agreement;

(ii)

delivered to a director or officer of the intended recipient; or

Provided that any Party may give notice to the other Party of new addresses to be used for the purpose of this Clause;

(b)

any notice which is delivered shall be deemed to have been given on the date of delivery.  Any notice that is sent by prepaid mail shall be deemed to have been given on the 5th weekday after the date upon which the notice is mailed from a Post Office in Canada.

28.

If any application for any required government permit or licence requires that it be in the name of or signed by Nicoya, Nicoya will forthwith sign such appropriate documents as have been prepared by Guildhall - and if Nicoya declines or omits to sign such documents within 10 business days of being asked to do so by Guildhall, Guildhall shall be thereupon irrevocably deemed to be the attorney of Nicoya with the power to sign any such document in his name or on his behalf.

29.

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective heirs, successors, administrators and assignees.

30.

The Parties hereto agree to do such further acts and execute such further documents as may be necessary to carry out the true intent and meaning of this Agreement.

31.

Estey joins in executing this Agreement for the purpose of confirming it will perform the functions required of it in this Agreement - but it shall not otherwise be considered a Party.

IN WITNESS WHEREOF the Parties hereto and Estey have executed this Agreement as and from the day and year first above written.

NICOYA EXPLORATIONS LTD.

“Richard J. Hethey”

Per:

Richard T. Hethey, President

GUILDHALL MINERALS LTD.

“Michael Laidlaw”

Per:

Michael Laidlaw, President

ESTEY AGENCIES LTD.

“Carl R. Jonsson”

Per:

Carl R. Jonsson, President

EXHIBIT #12

GUILDHALL MINERALS LTD.

Certifications pursuant to Rule 13a – 14(a)

CERTIFICATIONS

I, Michael Laidlaw, certify that:

1.

I have reviewed this annual report on Form 20-F of Guildhall Minerals Ltd.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)) and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

Disclosed in this report   any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function);

a.

All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.

Any, fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:

July 25, 2007

“Michael Laidlaw”

_________________________________

Michael Laidlaw

President and Chief

Executive Officer

CERTIFICATIONS

I, Terence Kwan,  certify that:

1.

I have reviewed this annual report on Form 20-F of Guildhall Minerals Ltd..

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)) and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Evaluated the effectiveness of the company’s disclosure controls and procedures  and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

Disclosed in this report   any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function);

a.

All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to  adversely affect the company’s ability to record, process, summarize and report financial information; and

b.

Any, fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  July 25,  2007

“Terence Kwan”

_________________________________________

Terence Kwan,

Vice- President Finance and Chief

Financial Officer

EXHIBIT #13

GUILDHALL MINERALS LTD.

Certifications Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Guildhall Minerals Ltd.  (the “Company”) for the year ended March 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Michael Laidlaw , President and Chief Executive Officer of  Guildhall , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:

(signed) “Michael Laidlaw”

Michael Laidlaw, President and Chief Executive Officer

Guildhall Minerals Ltd.

A signed original of this written statement required by Section 906 has been provided by Michael Laidlaw and will be retained by Guildhall Minerals Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Guildhall Minerals Ltd. (the “Company”) for the year ended March 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Terence Kwan, Chief Financial Officer of the Company , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1

The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Guildhall.

By:   (signed) “Terence Kwan”

Terence Kwan, Chief Financial Officer

Guildhall Minerals Ltd.

A signed original of this written statement required by Section 906 has been provided by Terence Kwan and will be retained by Guildhall Minerals Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT #15a

GUILDHALL MINERALS LTD.

Financial Statements audited to

March 31, 2007

GUILDHALL MINERALS LTD.

FINANCIAL STATEMENTS

MARCH 31, 2007

INDEPENDENT AUDITORS’ REPORT

BALANCE SHEETS

STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO THE FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

We have audited the balance sheets of Guildhall Minerals Ltd. as at March 31, 2007 and 2006 and the statements of loss and deficit and cash flows for the years ended March 31, 2007, 2006, and 2005.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended March 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

June 20, 2007

COMMENTS BY AUDITORS FOR US READERS ON CANADA

UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated June 20, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

June 20, 2007

GUILDHALL MINERALS LTD.

BALANCE SHEETS

(Expressed In Canadian Dollars)

	March 31,	March 31,
	2007	2006

ASSETS

CURRENT
Cash	$176,211	$79,992
Prepaid expenses	-	2,400
	176,211	82,392

MINERAL PROPERTIES (Note 3)	32,501	59,604
OTHER ASSETS	-	1

	$208,712	$141,997

LIABILITIES

CURRENT
Accounts payable	$112,501	$283,770
Due to related party (Note 4)	15,775	255,109
Private placement subscriptions (Note 5(a))	-	200,500

	128,276	739,379

SHAREHOLDERS’ EQUITY (DEFICIENCY)

SHARE CAPITAL (Note 5)	9,915,988	9,021,948
CONTRIBUTED SURPLUS	60,000	60,000
DEFICIT	(9,895,552)	(9,679,330)

	80,436	(597,382)

	$208,712	$141,997

Going Concern (Note 1)

Commitments (Note 3)

Contingencies (Note 8)

APPROVED ON BEHALF OF THE BOARD:

“Michael Laidlaw”	“Carl R. Jonsson”
Michael Laidlaw	Carl R. Jonsson

The accompanying notes are an integral part of the financial statements

GUILDHALL MINERALS LTD.

STATEMENTS OF LOSS AND DEFICIT

(Expressed In Canadian Dollars)

	Year ended March 31, 2007	Year ended March 31, 2006	Year ended March 31, 2005

EXPENSES
Management fees (Note 4(a))	$ 30,000	$ 30,000	$ 30,000
Office and general	73,281	57,176	43,165
Professional fees and disbursements	93,126	36,110	10,795
Write-off of other assets	1	-	-
Write-down of mineral properties (Note 3)	71,314	-	-
Gain on debt settlement (Note 4(a))	(51,500)	(11,439)	-

NET LOSS FOR THE YEAR	(216,222)	(111,847)	(83,960)

DEFICIT, BEGINNING OF THE YEAR	(9,679,330)	(9,567,483)	(9,483,523)

DEFICIT, END OF THE YEAR	$ (9,895,552)	$ (9,679,330)	$ (9,567,483)

BASIC AND DILUTED LOSS PER SHARE	$ (0.04)	$ (0.03)	$ (0.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (Note 5(a))	5,965,761	4,140,494	4,140,494

The accompanying notes are an integral part of the financial statements

GUILDHALL MINERALS LTD.

STATEMENTS OF CASH FLOWS

(Expressed In Canadian Dollars)

	Year ended March 31, 2007	Year ended March 31, 2006	Year ended March 31, 2005

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the year	$(216,222)	$ (111,847)	$ (83,960)
Adjust for items not involving cash:
Gain on debt settlement	(51,500)	(11,439)	-
Write-down of mineral properties	71,314	-	-
Write-off of other assets	1	-	-
Accrued and unpaid management fees and expenses	46,239	44,522	61,210

	(150,168)	(78,764)	(22,750)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	81,491	20,260	22,750
Prepaid expenses	2,400	(2,400)	-
Due to related party	(5,893)	-	-

CASH USED IN OPERATING ACTIVITIES	(72,170)	(60,904)	-

INVESTING ACTIVITIES
Acquisition of mineral property	(2,500)	(7,500)	-
Deferred exploration costs	(11,711)	(52,104)	-

	(14,211)	(59,604)	-

FINANCING ACTIVITIES
Private placement subscriptions cancelled	(27,500)	-	-
Private placement subscriptions received	210,100	175,500	25,000

	182,600	175,500	25,000

INCREASE IN CASH	96,219	54,992	25,000

CASH, BEGINNING	79,992	25,000	-

CASH, ENDING	$176,211	$ 79,992	$ 25,000

SUPPLEMENTARY CASH FLOW INFORMATION:  (Note 6)

The accompanying notes are an integral part of the financial statements

GUILDHALL MINERALS LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Expressed In Canadian Dollars)

	Common Shares	Value	Contributed Surplus	Accumulated Deficit	Total

Balance March 31, 2004 (reverse split - Note 5(a))	4,162,412	$ 9,021,748	$ 60,000	$ (9,483,523)	$ (401,575)

Less shares held in escrow cancelled	(500,000)	-	-	-	-
Net loss	-	-	-	(83,960)	(83,960)

Balance, March 31, 2005	3,662,412	9,021,948	60,000	(9,567,483)	(485,535)

Net loss	-	-	-	(111,847)	(111,847)

Balance, March 31, 2006	3,662,412	9,021,948	60,000	(9,679,330)	(597,382)

Shares issued under debt settlement arrangements:
@ $0.10 per share	4,489,400	448,940	-	-	448,940
@ $0.32 per share	80,000	32,000	-	-	32,000
Non-brokered private placement:
Shares issued for cash @ $0.10 per share	1,830,000	183,000	-	-	183,000
Shares issued for cash @ $0.10 per share	2,001,000	200,100	-	-	200,100
Shares issued for mineral claims @ $0.30 per share	100,000	30,000	-	-	30,000

Net loss	-	-	-	(216,222)	(216,222)

Balance, March 31, 2007	12,162,812	$ 9,915,988	$ 60,000	$ (9,895,552)	$ 80,436

The accompanying notes are an integral part of the financial statements

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2007

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

Guildhall Minerals Ltd. was incorporated under the Company Act of the Province of British Columbia on September 30, 1968.  On September 1, 2005 the shareholders of the Company authorized a name change from Global Net Entertainment Corp. to Guildhall Minerals Ltd. (effective February 21, 2006) and proposed a consolidation of its share capital on a one-for-five basis.  The share consolidation received regulatory approval and took effect on November 17, 2006 (Note 5(a)).  The shares of the Company were also reinstated for trading on the NEX board of the TSX Venture Exchange.

The Company, since mid-2005 has taken steps to become an exploration stage company engaged principally in the acquisition, exploration and development of mineral claims.  The recovery of the Company’s investment in mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and any future proceeds from the disposition of those reserves.

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and discharge of liabilities in the normal course of business.  The Company continues to incur losses and at March 31, 2007 had an accumulated deficit of $9,895,552.  The ability of the Company to continue operations as a going concern is dependent upon raising additional working capital, settling its outstanding debts and generating profitable operations.  Should the going concern assumption not continue to be appropriate, further adjustments to carrying values of assets and liabilities may be required.

As at March 31, 2007 the Company received from a 3,831,000 unit private placement proceeds of $383,100 (net of $27,500 of subscription cancelled) (Note 5(a)).  The Company intends to raise further equity funding on an ongoing basis for the purpose of financing general working capital and exploration programs.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted principals.  Except as indicated in Note 9, they also comply, in all material respects, with accounting principles generally accepted in the United States of America.

Comparative Figures

The comparative figures have been reclassified where applicable to conform with the presentation used in the current year.

Mineral Properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect actual, present, or future values.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral Properties (Continued)

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to which costs are capitalized or charged as impairment charges.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property interests and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

Foreign Currency Translation

The financial statements are presented in Canadian dollars.  Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date.  Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expenses are translated at average rates of exchange during the period.  Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

Loss per Share

The Company is using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures has been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Financial Instruments

The Company’s financial instruments consist of cash, and accounts payable and accrued liabilities.  The fair value of the Company’s financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity.

The fair value of amounts due to a related party is not determinable as there are no stated repayment terms (Note 4(a)).

The fair value of the Company’s rights to purchase net smelter royalties (“NSR”) (refer to Note 3) is not determinable at the current stage of the Company’s exploration program.  No value has been assigned by management.  The Company does not use any derivative or hedging instruments.

Stock-Based Compensation

The Company has granted stock options to directors and employees as described in Note 5.  The Company adopted the accounting standards of the Canadian Institute of Chartered Accountants (“CICA”) regarding stock-based compensation and other stock-based payments.  The standard requires that all stock-based awards be measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

Risk Management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations; however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

The Company is not exposed to significant credit concentration or interest rate risk.

Asset Retirement Obligations

The Company has adopted the CICA Handbook section 3110, Asset Retirement Obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.  Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.  Management is of the opinion that the Company does not have any asset retirement obligations at this time.

Mineral property related retirement obligations are capitalized as part of deferred exploration and development costs.

NOTE 3.

MINERAL PROPERTIES

As of March 31, 2007, accumulated costs with respect to the Company’s interest in mineral properties owned, leased or under option, consisted of the following:

	Bridge Claims	Stellar Property	Total

Balance March 31, 2004 and 2005	$-	$-	$-
Acquisition Costs	-	7,500	7,500
Exploration and Development Costs
Field and assessment work	-	47,104	47,104
Report	-	5,000	5,000

Balance March 31, 2006	-	59,604	59,604
Acquisition Costs	32,500	-	32,500
Exploration and Development Costs
Field and assessment work	-	11,711	11,711
Write Down of Mineral Claims	-	(71,314)	(71,314)

Balance March 31, 2007	$32,500	$1	$32,501

NOTE 3.

MINERAL PROPERTIES (Continued)

Stellar Property, New Westminster Mining Division, B.C.

On March 8, 2005 the Company entered into an option agreement, subsequently amended September 6, 2005, November 9, 2005 and June 26, 2006 with a third party to acquire 28 contagious mineral claims north east of Harrison Lake in the Province of British Columbia.  The option calls for:

a)

the payment of $152, 500 by the following payments:

i.

$7,500 on execution (paid April 2005);

ii.

$10,000 within 10 days of the completion of the consolidation of the Company’s shares and the shares being called for trading on the TSX Venture Exchange;

iii.

$20,000 on December 1, 2006

iv.

$20, 000 on September 1, 2007;

v.

$25,000 on September 1, 2008;

vi.

$25,000 on September 1, 2009; and

vii.

$45,000 on September 1, 2010.

b)

the issuance of 1,000,000 shares as follows:

i.

200,000 within 10 business days following the latter of the dates that the consolidation is legally completed and the date that the post-consolidated shares are called for trading on the TSX Venture Exchange.

ii.

200,000 on or before October 31, 2006;

iii.

200,000 on or before September 1, 2007;

iv.

200,000 on or before September 1, 2008; and

v.

200,000 on or before September 1, 2009.

c)

the expenditure on or in relation to exploration work on or relating to the claims not less than the following amounts (total of $1,600,000) on or before the following dates:

i.

an aggregate of $75,000 on or before September 1, 2005.  (Although only $52,104 had been spent to March 31, 2006, the optionor has given the Company credit for spending the full $75,000);

ii.

an aggregate of $175,000 on or before December 1, 2006;

iii.

an aggregate of $700,000 on or before December 1, 2007;

iv.

an aggregate of $1,200,000 on or before December 1, 2008;

v.

an aggregate of $1,600,000 on or before December 1, 2009

As at March 31, 2007 the Company was in default of the terms of the Option Agreement.  A request was made to the optionor to negotiate revisions to the terms of the Option Agreement; however no response has been received and the Company has impaired the property to $1 resulting in a loss of $71,314.  Subsequent to year end the Company terminated the option.

Bridge Claims, Lillooet Mining Division, B.C.

On February 20, 2007 the Company entered into an option agreement with a third party to acquire the Bridge mineral claims located south of Carpenter Lake and west of Gold Bridge in B.C.  The option calls for:

a)

the payment of $2,500 upon the execution of this agreement (paid February, 2007)

b)

the issuance of 400,000 shares as follows:

i.

100,000 shares upon the acceptance of the Agreement by the Exchange (issued March 2007);

ii.

100,000 on or before February 15, 2008;

iii.

100,000 on or before February 15, 2009; and

iv.

100,000 on or before February 15, 2010;

NOTE 3.

MINERAL PROPERTIES (Continued)

Bridge Claims, Lillooet Mining Division, B.C. (continued)

c)

the expenditure on or in relation to exploration work on or relating to the claims not less than the following amounts (total of $250,000) on or before the following dates:

i.

$50,000 on or before February 15, 2008

ii.

an aggregate cumulative total of not less than $150,000 on or before February 15, 2009;

iii.

an aggregate cumulative total of not less than $250,000 on or before February 10, 2010.

d)

the issuance of 200,000 shares within 60 days after the receipt by the Company of a positive feasibility study.

The optionor retains the rights to a Net Smelter Return (“NSR”) of 2.5% but the Company has the right to purchase up to 1.5 % of the NSR from the optionor at a cost of $500,000 for each 0.5% NSR purchased.

NOTE 4.

RELATED PARTY TRANSACTIONS

During the year ended March 31, 2007 the Company incurred:

a)

$30,000 for management fees to a director (2006 - $30,000; 2005 - $30,000).  At March 31, 2007 $15,775 (2006 - $255,109) is owing to this director for fees and expenses incurred on behalf of the Company.  The outstanding amounts are non-interest bearing and without specific repayment terms.  During December 2006, 2,281,800 shares at a price of $0.10 per share were issued in settlement of $228,180 of debt due the director.  In addition $51,500 in management fees payable to this director was cancelled as part of this debt settlement resulting in a gain on settlement.

b)

Legal fees and disbursements of $60,016 (2006 - $59,984; 2005 - $5,795) to a law firm of which a director is a principal.  As at March 31, 2007 $36,491 (2006 - $124,657) is owing to this firm and is included in accounts payable.  During December 2006 1,381,500 shares at a price of $0.10 per share were issued in settlement of $138,150 of debt due to the law firm.

c)

$5,000 (2006 – $Nil: 2005 – $Nil) for professional geological consulting fees to a director.

d)

$5,000 (2006 – $Nil; 2005 – $Nil) for administrative and accounting services to a company controlled by a director.  As at March 31, 2007 $5,000 (2006 – $Nil; 2005 – $Nil) is owing to this company and is included in accounts payable.

The above transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with third parties.

NOTE 5.

SHARE CAPITAL

a)  Capital Stock

By special resolution passed on September 1, 2005, the authorized share capital of the Company was changed from 100,000,000 common shares without par value to unlimited common shares without par value.

On November 17, 2006 the Company consolidated its share capital on a one for five basis, reducing outstanding number of common shares to 3,662,412.  All references to the issuance, granting, and exercising of common stock, stock options and warrants and loss per share amounts in these financial statements have been adjusted to reflect the retro-active effect of the five for one share consolidation.

On December 12, 2006 the Company issued 4,489,400 units at a price of $0.10 per unit to settle outstanding debts aggregating $448,940.  Each unit consisted of one common share of the Company and one-half warrant.   One warrant entitles the holder to subscribe for one additional share at a price of $0.15 until December 12, 2007.

On December 13, 2006 the Company issued 80,000 common shares pursuant to a debt settlement agreement dated February 5, 2004 to a third party.

NOTE 5.

SHARE CAPITAL (Continued)

The Company completed a 3,831,000 unit non-brokered private placement in two tranches.  On December 19, 2006 1,830,000 units, at a price of $0.10 per unit, were issued for proceeds of $183,000.  Each unit consisted of one common share of the Company and one-half warrant.  One warrant entitles the holder to subscribe for one additional common share at a price of $0.15 until December 12, 2007.  On January 10, 2007 2,001,000 units, at a price of $0.10 per unit, were issued for proceeds of $200,100 under the same terms and conditions.  One warrant entitles the holder to subscribe for one additional common share at a price of $0.15 until January 10, 2008.

The grant date fair value of the warrants granted in connection with above issuances was estimated to be $NIL, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

b)  Stock Options

A summary of the Company’s stock options as of March 31, 2007, 2006 and 2005 and changes during the year are as follows:

	2007		2006		2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$		$
Outstanding, beginning of year	115,000	0.75	115,000	0.75	115,000	0.75
Granted	-	-	-	-	-	-
Expired or cancelled	(115,000)	0.75	-	-	-	-
Outstanding, end of year	-	-	115,000	0.75	115,000	0.75

Stock options issued to officers and directors to purchase 15,000 common shares at price of $0.50 per share to April 9, 2006, 40,000 common shares exercisable at a price of $0.75 per share to August 29, 2006 and 60,000 common shares exercisable at a price of $0.80 per share to March 21, 2007 expired unexercised.

On September 1, 2005, the Company adopted a formal stock option plan which provides for the granting of incentive stock options up to a maximum of 10% of the Company’s issued and outstanding common shares.  As at March 31, 2007 no options have been issued under this plan.  The weighted average remaining life of the 115,000 options as at March 31, 2006 was 0.65 years.

c)   Warrants

As at March 31, 2007 the Company had outstanding share purchase warrants to acquire 3,159,700 common shares of the Company at an exercise price of $0.15 per share until December 12, 2007 and 1,000,500 common shares of the Company at an exercise price of $0.15 per share until January 10, 2008.  The weighted average remaining life of all outstanding share purchase warrants was 0.72 years at March 31, 2007.  No share purchase warrants were exercised as at March 31, 2007.

No share purchase warrants were issued during the fiscal 2006 year and there were no share purchase warrants outstanding at March 31, 2006.

A summary of the Company’s warrants as of March 31, 2007, 2006 and 2005, and changes during the year are as follows:

	2007		2006		2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$		$
Outstanding, beginning of year	-	-	-	-	-	-
Issued	4,160,200	0.15	-	-	-	-
Exercised	-	-	-	-	-	-
Outstanding, end of year	4,160,200	0.15	-	-	-	-

NOTE 6.

SUPPLEMENTAL CASH FLOW INFORMATION

	2007	2006	2005
	$	$	$
a) Non-cash financing and investing activities
Financing activities
Shares issued for debt settlement arrangements (Note 5)	480,940	-	-
Investing Activities:
Shares issued for mineral properties (Note 3)	30,000	-	-

b) Other
Cash paid for interest during the year	-	-	-
Cash paid for income taxes during the year	-	-	-

NOTE 7.

FUTURE INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes.  The components of these differences are as follows:

	2007	2006	2005
	$	$	$
Loss before income taxes	(216,222)	(111,847)	(83,960)
Corporate tax rate	34.1%	34.1%	34.1%

Expected tax expense (recovery)	(73,732)	(38,140)	(28,630)
Increase (decrease) resulting from:
Share issuance costs deductible for tax	(604)	(604)	(1,678)
Gain on debt settlement	17,562	-	-
Change in future tax asset valuation allowances	56,774	37,744	30,308
	-	-	-

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2007	2006	2005
	$	$	$
Estimated non-capital losses available	2,458,993	3,068,111	3,088,628
Estimated resource deductions	2,688,606	2,676,895	2,624,791
Share issuance costs deductible for tax	-	1,770	3,540
Unamortized equipment in excess of net book value	-	526,145	526,145
	5,147,599	6,272,921	6,243,104
Estimated corporate income tax rate	34.1%	34.1%	34.1%

Potential future income tax assets	1,755,331	2,139,066	2,128,898
Less: valuation allowance	(1,755,331)	(2,139,066)	(2,128,898)
Net future income tax asset	-	-

NOTE 7.

FUTURE INCOME TAXES (Continued)

At March 31, 2007, the Company has non-capital losses of approximately $2,458,993 which may be applied to reduce taxable income of future years.  The non-capital losses expire as follows:

Year	$
2008	639,135
2009	392,709
2010	347,677
2014	141,214
2015	88,880
2026	125,055
2027	724,323
2,458,993

The Company has certain resource related deductions and other losses which may be available to be offset against future taxable income in Canada.  The benefits of all these deductions are not reflected in these financial statements as the criteria for recognizing future income tax assets have not been met due to the uncertainty of realization, and accordingly the Company has recorded a valuation allowance of 100%.  The realization of any of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

NOTE 8.

CONTINGENCIES

In 2003 Management started the process of appraising certain old accounts payable that were submitted to the Company for payment while the Company was under previous management.  Current management has completed this review and concluded that many of these accounts were not proper liabilities of the Company and as a result, the Company wrote off $306,276 of these accounts payable in fiscal 2004.  Although none of these creditors have attempted to enforce payment, it is possible that an action may be commenced against the Company, which will be defended and opposed by the Company.

During fiscal 2003 the Company entered into an agreement to acquire used slot machines and related gaming equipment from a company for a total cost of $243,608.  The purchase was to be funded by cash of $55,640 and the balance by way of advances towards private placements of 1,253,120 shares of the Company at $0.15 per share.  The shares were to be issued to two placees on the understanding that they had advanced $187,968 to the vendor.  Although these shares were issued from treasury, they were never released by the Company pending confirmation of payment to the vendor and therefore, no share value was recorded.  The Company subsequently concluded that the said amount of $187,968 was not advanced and cancelled the shares in fiscal 2006.  It is possible that a claim for the shares could be made against the Company which will be disputed by management.

NOTE 9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in certain respects with accounting principles generally accepted in the United States and from practices prescribed by the Securities and Exchange Commission (collectively “US GAAP).  Material differences to these financial statements are as follows:

a)

Exploration stage enterprise:

Under US accounting standards, the Company is considered to be an enterprise in the exploration stage as substantially all of its efforts have been directed towards the investigation of business opportunities and exploration of resource properties.  Accounting principles for exploration stage enterprises require the specific disclosure of this fact and the presentation of certain cumulative information from the inception of the exploration stage.  However, it does not require any changes in the measurement of assets, liabilities, revenues or expenses from that set out in the financial statements prepared in accordance with Canadian GAAP.

NOTE 9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

b)

Statement of stockholders’ equity:

US accounting standards require a separate Statement of Stockholders’ Equity disclosing historical transactions from inception of the exploration stage.  For Canadian reporting purposes the Company has not provided historical share transactions prior to December 31, 2004.

c)

Interest in unproven mineral properties:

Under Canadian GAAP, mineral property acquisition, exploration and development costs may be deferred and amortized as disclosed in Note 2.  Under US GAAP, mineral property acquisition costs are capitalized in accordance with EITF 04-2 when management has determined that probable future benefits consisting of a contribution to future cash inflows, have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures. Mineral property acquisition costs are expensed as incurred if the criteria for capitalization are not met.

Mineral property exploration costs are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized.  As of the date of these financial statements, the Company has incurred only acquisition and exploration costs which have been expensed under US GAAP. To date the Company has not established any proven or probable reserves on its mineral properties.

Stock-based compensation

The Company adopted a formal stock option plan on September 1, 2005, which provides for the granting of incentive stock options.  Stock options granted to directors, employees and non-employees are accounted for by applying the fair value method using the Black-Scholes option pricing model in accordance with Statement of Financial Accounting Standards No. 123 (“SFAS 123”).  On December 16, 2004, the FASB issued SFAS 123(R), “Share-Based Payment”, which is a revision of SFAS 123.  SFAS 123(R) supersedes APB Opinion 25, and amends SFAS 95, “Statement of Cash Flows”.  SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant.  As a result, effective September 1, 2006, there is no difference between the Company’s accounting for stock options under US GAAP versus Canadian GAAP.  As at March 31, 2007, no options have been issued under the Company’s stock option plan.

d)

Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements.  Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity.  SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.  For the years ended March 31, 2005, 2006 and 2007, comprehensive loss equals the loss for the year.

f)

Statements of cash flows

For Canadian GAAP, all cash flows relating to mineral property costs are reported as investing activities. For US GAAP, mineral property acquisition costs would be characterized as investing activities and mineral property exploration costs as operating activities.

The Company has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

NOTE 9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

g)   Summary of financial statement information

The effect of the accounting differences for exploration costs are as follows:

Reconciliation of losses reported to US GAAP:

	2007	2006	2005
	$	$	$
Net loss as reported in accordance with Canadian GAAP	(216,222)	(111,847)	(83,960)
Adjustments to US GAAP
- write-down of mineral properties	71,314	-	-
- mineral property costs expensed	(44,211)	(59,604)	-
Net loss under US GAAP	(189,119)	(171,451)	(83,960)

Net loss per share under US GAAP	(0.032)	(0.041)	(0.020)

Diluted net earnings (loss) per share reflect the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of March 31, 2007, the Company had no (2006: 115,000, 2005: 115,000) stock options outstanding and 4,160,200 (2006: Nil: 2005: Nil) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

Reconciliation of total assets, liabilities and shareholders’ capital deficiency to US GAAP:

	2007	2006
	$	$
Total assets under Canadian GAAP	208,712	141,997
Adjustment to US GAAP - mineral properties	(32,501)	(59,604)
Total assets under US GAAP	176,211	82,393

Total liabilities under Canadian GAAP	128,276	739,379
Adjustment to US GAAP	-	-
Total liabilities under US GAAP	128,276	739,379

Total shareholders’ equity (deficiency) under Canadian GAAP	80,436	(597,382)
Adjusted to US GAAP - mineral property cost expensed	(32,501)	(59,604)
Total shareholders’ equity (deficiency) under US GAAP	47,935	(656,986)

Reconciliation of statements of cash flows to US GAAP:

	2007	2006	2005
	$	$	$
Cash used in operating activities under Canadian GAAP	(72,170)	(60,904)	-
Adjustments to US GAAP
- mineral property costs expensed	(14,211)	(59,604)	-
- write-down of mineral property costs	71,314	-	-
Cash used in operating activities under US GAAP	(15,067)	(120,508)	-

Cash used in investing activities under Canadian GAAP	(14,211)	(59,604)	-
Adjustments to US GAAP - mineral property costs expensed	14,211	59,604	-
Cash used in investing activities under US GAAP	-	-	-

Cash flow from financing activities under Canadian GAAP	182,600	175,500	25,000
Adjustments to US GAAP	-	-	-
Cash flow from financing activities under US GAAP	182,600	175,500	25,000

NOTE 9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

h)

Recent accounting pronouncements:

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments.  SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”; to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis.  SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006 with earlier application allowed.  This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.  This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140.  The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that mange the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs.  SFAS No. 156 is effective for an entity’s first fiscal year beginning after September 15, 2006.  This adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”.  The Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 does not require any new fair value measurements.  However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the fiscal year beginning April 1, 2008.  The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans.”  This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS No. 158 is effective for fiscal years ending after December 15, 2006.  The implementation of SFAS No. 158 has not had a material impact on the Company’s financial position and results of operations.

NOTE 9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

In September 2006, the SEC issued Staff Accounting Bulletin (”SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”  SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements.  SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors.  SAB No. 108 is effective for periods ending after November 15, 2006.  The adoption of SAB has not had a material effect on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

EXHIBIT #15b

GUILDHALL MINERALS LTD.

Management Discussion and Analysis

dated July 17, 2007

GUILDHALL MINERALS LTD.

(formerly GLOBAL NET ENTERTAINMENT CORP.)

 ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

DATED JULY 17, 2007

This Annual MD & A covers the Company’s fiscal year ending March 31, 2007 - and the period to July 17, 2007.  It is to be read in conjunction with the Company’s annual audited financial statements for the fiscal year ended March 31, 2007, which were prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  All references to shares herein are to the consolidated shares of the Company created when the Company, in 2006, consolidated its issued shares on a 1 new for 5 old basis.  The Company’s Audit Committee has reviewed and approved this MD & A.

It is the Company’s practice not to provide any forward guidance or projections.  Notwithstanding this policy, this MD & A may contain forward-looking statements in respect of various matters including upcoming events.  The results or events predicted in these forward-looking statements may differ materially from actual results or events.  The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1.

Overall Performance

The Company currently holds interests in the following mineral properties:

(a)

Optioned Bridge Claim

The Company has signed an Option Agreement, dated February 20, 2007, with Nicoya Explorations Ltd. (an arm’s-length company), optioning the “Bridge” mineral claim.  The claim is located immediately south of Carpenter Lake and west of Gold Bridge - in what is considered to be the historic Bralorne Gold Camp which has a long history of gold mining.  The claim covers approximately 450 hectares.

The Option was acquired for an original cash payment of $2,500.  To maintain and exercise the Option will require the Company to issue 4 tranches of 100,000 shares each annually - the first of which was issued upon acceptance of the Option Agreement for filing by the Exchange on March 12, 2007.  If the Company obtains a positive feasibility study on the property, it will have to issue Nicoya a further 200,000 shares.  In addition, to maintain the option, the Company will have to perform an aggregate of not less than $250,000 on exploration work on the claim within the period until February 15, 2010, the first commitment being to have spent at least $50,000 on the claim by February 15, 2008.  The Agreement also reserves to Nicoya a smelter reserve royalty of 2.5% and provides that the Company can repurchase up to 1.5% of the NSR at a cost of $500,000 for each 0.5% NSR purchased.

The Company has not yet initiated any activities with respect to the optioned claims.

(b)

Optioned Stellar Property

The Company did not perform any work on or in relation to the Stellar property during the period covered by this document.  It has proposed to the Optionor that the Option Agreement be cancelled and the Company’s rights to the claims be released back to the owner of the claims.   As the matter was unresolved the Company gave a 30-day termination notice to the Optionor on July 16, 2007.

(c)

Financing

The Company did not do any financing or receive any  new funds during the fourth quarter.  In earlier quarters the Company completed the sale by private placement of 3,831,000 Units – at $0.10 each – which provided the Company with receipts of $383,100.  The Company also settled indebtedness of $448,940 by issuing the creditors 4,489,400 Units at $0.10 each.  Each Unit consisted of one voting common share of the Company and one-half of a 1-year share purchase warrant exercisable to purchase an additional share of the Company for $0.15.  The expiry dates of the warrants are detailed in Clause 7(c).

2.

Selected Annual Information

The following information is given for the last three fiscal year-ends of the Company:

	March 31, 2007	March 31, 2006	March 31, 2005
(a) Net sales or total revenues	$ Nil	$ Nil	$ Nil
(b) Net income or (loss) before Discontinued items or extraordinary Items: - total - per share undiluted - per share diluted *	(216,222) (0.04) (0.04)	(111,847) (0.01) (0.01)	(83,960) (0.01) (0.04)
(c) Net income or loss - total - per share undiluted - per share diluted *	(216,222) (0.04) (0.04)	(111,847) (0.01) (0.01)	(83,960) (0.01) (0.04)
(d) Total assets	$208,712	$141,997
(e) Total long-term financial Liabilities	Nil	Nil	Nil
(f) Cash dividends declared per share	Nil	Nil	Nil

*  As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

Differences in the losses incurred by the Company in the various periods are caused entirely by variations in the amounts that the Company incurred in its activities.  The loss in the year ended March 31, 2007 was nearly $105,000 higher than in the previous year.  This was as a result of the Company having increased activities during the last fiscal year and significantly increased administration expenditures.  During the last fiscal year the administrative expenditures were much higher with office and general charges being more than $16,000 higher than in the previous year, and professional fees and disbursements being more than $57,000 higher than in the previous year.  These increases were as a result of the increased activities primarily focused on obtaining the private placement financing elsewhere described in this Discussion and completing the consolidation of the Company’s shares and the reinstatement of the Company’s shares for trading on the Exchange.

3.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	March 31/07 $	Dec. 31/06 $	Sept. 30/06 $	June 30/06 $	March 31/06 $	Dec. 31/05 $	Sept. 30/05 $	June 30/05 $
(a) Net sales or total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(b) Loss before extraordinary items - total - per share undiluted*	(133,788) (0.02)	(58,435) (0.01)	(40,329) (0.01)	(35,170) (0.009)	(26,005) (0.007)	(21,092) (0.006)	(40,407) (0.01)	(24,344) (0.006)
(c) Net loss - total -per share diluted*	(133,778) (0.02)	(6,935)** (0.001)	(40,329) (0.01)	(35,170) (0.009)	(26,005) (0.007)	(21,092) (0.006)	(40,407) (0.01)	(24,344) (0.006)

*As the effect of dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

** The nominal loss of only $6,935 results from the Company having, during the quarter, cancelled $51,500 in accounts payable to the Company’s President that had been previously expensed.  The said amount was cancelled by the Company’s President as part of this participation in the shares for debt settlement described in sub-clause (d) above.  It is as a result of the bookkeeping entries involved and does not represent an operational profit by the Company.

4.

Results of Operations

Because the Company did not have any business operations in the period covered by this document there can be no meaningful discussion of the results of operations.

The activities of Management during the quarter as described in Item 1(a) resulted in the Company having expenses and a net loss of $216,222 for the year.  Due to a higher level of activities these expenses and losses were higher than the figures for the fourth quarter of the preceding fiscal year.

5.

Liquidity

As at March 31, 2007 the Company had $176,211 in cash on hand and working capital of $47,935.

The Company does not have current funding sufficient to make any significant asset acquisitions nor to undertake any significant exploration work or other business activities.  Undertaking additional activities will require the raising of additional funding.  The Company will focus its efforts on raising additional funds by private placement financings.  The Company expects to be able to raise the funding - but has no assurance that it can do so.  Further work will be done and instalment payments made on optioned property if the results of the ongoing work are sufficiently encouraging.

6.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year – except that:

(a)

during the year ended March 31, 2007 and the period to the date of this document the Company has accrued management fees in favour of the President and CEO, Mr. Michael Laidlaw, of $2,500 per  month pursuant to an Engagement Agreement between the Company and Mr. Laidlaw.  As at March 31, 2007 $15,775 was payable to Mr. Laidlaw pursuant to the Agreement.

(b)

Carl Jonsson, the Company’s Director and Corporate Secretary, acts as the Company’s lawyer through his firm, Tupper Jonsson & Yeadon.  All of the charges for Mr. Jonsson’s services are invoiced by the law firm.  The fees accrued and partially paid for the year ending March 31, 2007 totalled $39,155 and disbursements laid out by the law firm totalled $3,256.  At March 31, 2007 $36,491 was owing to the law firm.

(c)

Terence Kwan, the Company’s Chief Financial Officer, also acts as its accountant and is paid a monthly fee for the time spent by him doing the Company’s accounting.  At March 31, 2007 $5,000 was owing to a firm controlled by him..

During December 2006, 3,663,300 shares at a price of $0.10 per share were issued in settlement of $228,180 of debt due to the CEO, President and Director of the Company and $138,150 of debt due to the law firm of which a Director is a principal.  In addition $51,500 in management fees payable to this director was cancelled as part of this debt settlement resulting in a gain on settlement.

7.

Fourth Quarter

There were no events in the fourth quarter of the last completed fiscal year (January 1, 2007 – March 31, 2007) which had any significant impact on the Company’s financial condition nor which could be considered extraordinary items.

8.

Other MD & A Requirements

(a)

Additional information relating to the Company has been filed on SEDAR and is available at www.sedar.com.   .

(b)

As the Company has not had any revenue from operations in its last two financial years the following breakdown of general and administration expenses for the fiscal years ending March 31, 2006 and March 31, 2007 is provided:

	2007 $	2006 $
Management fees Office and general Professional fees	30,000 73,281 93,126	30,000 57,176 36,110
Totals:	196,407	123,286

(c)

Outstanding share data:

(i)

The Company has 12,162,812 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has no share purchase options outstanding.

(iii)

The Company has 4,160,200 share purchase warrants outstanding, each one exercisable to purchase one additional share of the Company for $0.15.  The warrants have expiry dates as follows:

3,159,700

-

December 12, 2007

1,000,000

-

January 10, 2008

4,160,200

9.

Other Disclosure

(a)

Proposed Transactions

The Company is continually investigating new exploration opportunities; however, the Company has no other proposed exploration or financing transactions to report at this time.

(b)

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements.  Management constantly evaluate these estimates and assumptions.

Management bases its estimates and assumptions on past experience and other factors that are deemed reasonable under the circumstances.  This involves varying degrees of judgement and uncertainty, thus the amounts currently reported in the financial statements could prove to be inaccurate in the future.

Management considers the estimates and assumptions to be an important part in understanding the financial statements.  These estimates and assumptions are subject to change, as they rely heavily on management’s judgement and are based on factors that are inherently uncertain.

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment.  If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves.  Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period.  If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Recorded costs of mineral properties and deferred exploration and development expenditure are not intended to reflect present or future values of resource properties.

(c)

Disclosure Controls and Procedures

The Company has established procedures that allow identification of matters warranting consideration of disclosure by the Audit Committee, as well as procedures for the verification of individual transactions and information that would be incorporated in annual and interim filings, including Financial Statements, Management’s Discussions and Analysis, Annual Information Forms and other related documents.

As required by CSA Multilateral Instrument 52-109, Certification of Disclosure in an Issuer’s Annual and Interim Filings, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as at March 31, 2007 under the supervision of management, including the President and Chief Financial Officer.  The evaluation included review of documentation, enquiries of Company staff and other procedures by Management to be appropriate under the circumstances.

As a result of their evaluations, the President and Chief Financial Officer have concluded that the design and operation of the system of disclosure controls was effective as at March 31, 2007.

The President and Chief Financial Officer are also required to file certifications of the Company’s annual filings under Multilateral Instrument 52-109.

(d)

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following:  mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, foreign operations and foreign government regulations, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

EXHIBIT #15c

GUILDHALL MINERALS LTD.

Charter of Audit Committee

GUILDHALL MINERALS LTD.

Charter of the Audit Committee of the Board of Directors

(As adopted July 24, 2007)

I.

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Guildhall Ventures Ltd. (“Guildhall”) is to assist the Board in its oversight of the:

-

integrity, adequacy and timeliness of Guildhall’ s financial reporting and disclosure practices;

-

processes for identifying the principal financial risks of Guildhall and the control systems in place to monitor them;

-

compliance with legal and regulatory requirements related to financial reporting; and

-

independence and performance of Guildhall’s independent external auditors (“Auditors”).

The Committee shall be constituted and perform its activities in compliance with all applicable governmental and securities laws, regulations and rules (“Rules”).

The Committee’s role is one of oversight. The financial statements are the responsibility of Management. The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Guildhall’s financial statements in accordance with generally accepted accounting principles.

II.

Authority

1.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may require the Auditors as well as any officer of Guildhall, or Guildhall’s outside counsel, to attend a meeting of the Committee or to meet with any Members of the Committee (“Members”), or consultants to the Committee.

2.

The Committee shall have unrestricted access to Guildhall’ s books and records.

3.

The Committee has authority to:

(a)

engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)

set and pay the compensation for any advisors engaged by the Audit Committee;  and

(c)

communicate directly with the internal and external auditors.

III.

Composition and Meetings

1.

The Committee and its Members shall meet all applicable legal, regulatory and listing requirements;

2.

Members and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion. The Committee will be appointed annually at the first Board meeting following the annual general meeting; and in the absence of such appointment, and pending such appointment, the Committee shall continue to be comprised of its existing members;

3.

The Committee shall be comprised of three or more directors, one of whom shall serve as the Chairperson;

4.

Each member of the Committee shall satisfy the applicable laws and regulations, and the rules of any stock exchange or market upon which the shares of Guildhall are listed or proposed to be listed for trading (hereinafter generally called the “Stock Exchange”), and each member shall be independent as defined by the Rules and free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from Management or the Auditors;

5.

The Committee shall meet, at the discretion of the Chairperson or a majority of the Members, as circumstances dictate or as may be required by applicable legal or listing requirements, and a majority of the Members shall constitute a quorum;

6.

If and whenever a vacancy shall exist, the remaining Members may exercise all of its powers and responsibilities so long as a quorum remains in office;

7.

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the Members, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose; in the case of a tie the Chairperson shall have a second or tie-breaking vote;

8.

The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities;

9.

The Committee may invite such other persons to its meetings as it deems appropriate; and

10.

The Auditors will have direct access to the Committee on their own initiative.

11.

The Chairperson of the Committee (“Chairperson”), or other Member so designated by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

12.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

IV.

Responsibilities

A.

With Respect to financial disclosure documents:

1.

The Committee shall review Guildhall’s interim unaudited and annual audited financial statements and report thereon to the Board prior to their being filed with the appropriate regulatory authorities or published or distributed. With respect to the financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of Management with Management and the Auditors as and when the Committee deems it appropriate to do so;

2.

The Committee shall review Management’s Discussion and Analysis relating to annual and interim financial statements, and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to them being filed with the appropriate regulatory authorities or published or distributed;

3.

The Committee shall review Management’s earnings releases relating to annual and interim financial statements prior to them being filed with the appropriate regulatory authorities or published or distributed;

4.

The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management’s response and subsequent follow-up to any identified weaknesses;

5.

The Committee shall review the evaluation of internal controls by the Auditors, together with Management’s response;

6.

The Committee shall meet no less frequently than annually separately with the Auditors and Guildhall’s Chief Financial Officer to review Guildhall’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate;

7.

The Committee shall be directly responsible for overseeing the work of the Auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Guildhall, including the resolution of disagreements between management and the Auditors regarding financial reporting;

8.

The Committee must pre-approve all non-audit services to be provided to Guildhall or its subsidiary entities by the Auditors;

9.

The Committee must be satisfied that adequate procedures are in place for the review of Guildhall’s public disclosure of financial information extracted or derived from Guildhall’s financial statements, other than the public disclosure referred to in sub-clauses 1, 2 and 3 of Clause IV.A above, and must periodically assess the adequacy of those procedures;

10.

The Committee must establish procedures for:

(a)

the receipt, retention and treatment of complaints received by Guildhall regarding accounting, internal accounting controls, or auditing matters;  and

(b)

the confidential, anonymous submission by employees of Guildhall of concerns regarding questionable accounting or auditing matters.

11.

The Committee must review and approve Guildhall’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

B.

With Respect to the Auditors

1.

The Auditors are ultimately accountable to the shareholders of Guildhall. The Board has the authority to nominate the Auditors to be proposed for shareholder approval in any proxy statement. The Board will set the compensation for the Auditors - but only after the Committee has given its recommendations as to their compensation;

2.

The Committee shall review the performance of the Auditors;

3.

The Auditors must report directly to the Committee;

4.

The Committee shall annually recommend to the Board the appointment or reappointment of the Auditors, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant;

5.

The Committee shall be responsible for ensuring that the Auditors submit to the Committee (on a periodic basis) a formal written statement delineating all relationships between the Auditors and Guildhall. The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence;

6.

The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

C.

Other Committee Responsibilities

The Committee shall perform any other activities consistent with this Charter and any governing law or regulations as the Committee or the Board deems necessary or appropriate, including:

1.

Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities;

2.

Making enquiries of management and the Auditors to identify significant business, political, financial and control risks and exposures and to assess the steps management has taken to minimize such risks.

DATED:

July 24, 2007.